UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

CODA OCTOPUS GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	34-200-8348
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4020 Kidron Road, Suite #4, Lakeland, FL 33811

(Address of principal executive offices)   (Zip Code)

801-973-9136
(Registrant’s telephone number, including area code)

With copies to:

Louis A. Brilleman, Esq.

1140 Avenue of the Americas, 9th Floor

New York, NY 10036

Phone: 212-584-7805

Fax: 646-380-6635

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $ .001

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ] (Do not check if a smaller reporting company)	Smaller reporting company	[X]

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Forward-Looking Statements

This Form 10 contains statements that do not relate to historical or current facts, but are “forward looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to future events or trends, our future prospects and proposed new products, services, developments, or business strategies, among other things. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, could, would, estimate, expect, indicate, intend, may, plan, predict, project, pursue, will, continue, and other similar terms and phrases, as well as the use of the future tense.

Examples of forward looking statements in this report include, but are not limited to, the following categories of expectations about:

●	customer demand for our products and market prices;

●	the outcome of our ongoing research and developments efforts relating to our products including our patented real time 3D solutions.

●	general economic conditions;

●	our reliance on a few customers for substantially all of our sales;

●	the intensity of competition;

●	our ability to collect outstanding receivables;

●	the amount of liquidity available at reasonable rates or at all for ongoing capital needs;

●	our ability to raise additional capital if necessary to execute our business plan;

●	our ability to attract and retain management, and to integrate and maintain technical information and management information systems;

●	the outcome of legal proceedings affecting our business; and

●	our insurance coverage being adequate to cover the potential risks and liabilities faced by our business.

Actual results could differ materially from those expressed or implied in our forward looking statements. Our future financial condition and results of operations, as well as any forward looking statements, are subject to change and to inherent known and unknown risks and uncertainties. You should not assume at any point in the future that the forward looking statements in this report are still valid. We do not intend, and undertake no obligation, to update our forward looking statements to reflect future events or circumstances, except as required by law.

Reverse Stock split

On January 11, 2017, we effected a one for fourteen (1 for 14) reverse stock split of our issued and outstanding common stock. The total number of common shares that the Company is authorized to issue remains at 150,000,000. As of January 11, 2017, there were 127,415,895 shares of common stock outstanding. Effecting the 1 for 14 reverse split reduced that number to approximately 9,102,192. All historical share numbers in this document have been adjusted retroactively to account for the reverse stock split.

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ITEM 1. DESCRIPTION OF BUSINESS

Overview

Coda Octopus Group, Inc. (“Coda,” “the Company,” or “we”) designs and manufactures patented real time 3D sonar solutions and other leading products for sale to the subsea, defense, mining and marine sciences markets, among others. In addition, we supply marine engineering services to prime defense contractors.

We operate through two operating business segments: Marine Technology Business (“Products” segment) and Marine Engineering Business (“Services” segment). Our products are used primarily in the underwater construction market, offshore oil and gas, wind energy industry, complex dredging, port and harbor security, mining and marine sciences sectors. Our customers include service providers to major oil and gas companies, law enforcement agencies, ports, mining companies, defense companies, universities and research institutions.

We supply our marine engineering services mainly to prime defense contractors. We have been supporting a number of significant defense programs for over 20 years. We also supply, upgrade and maintain proprietary parts to these programs on an ongoing basis.

Our subsea marine technology products are sold through our three wholly owned subsidiaries, Coda Octopus Products, Inc. (USA.), Coda Octopus Products Limited (United Kingdom), and Coda Octopus Products Pty Limited (Australia) and through our appointed agents globally. Our marine engineering business services are provided through our wholly owned subsidiaries, Coda Octopus Colmek, Inc. (“Colmek”) based in Salt Lake City, Utah, and Coda Octopus Martech Limited (“Martech”) based in the United Kingdom.

Our corporate structure is as follows:

Corporate History

The Company began as Coda Technologies Ltd (now operating under the name of Coda Octopus Products Limited), a UK corporation which was formed in 1994 as a start-up company with its origins as a research group at Herriot-Watt University, Edinburgh, United Kingdom. Initially, its operations consisted primarily of developing software for subsea mapping and visualization using sidescan sonar, a technology widely used in commercial offshore geophysical survey and naval mine-hunting to detect objects on, and textures of, the surface of the seabed. This software was then innovative as it digitised the data, allowed real-time enhancement of the image data via signal and image processing techniques and enabled digital interpretation, measurements, mosaicking and other advanced processing. These various capabilities enabled quicker, more accurate and in some cases automated, processing and interpretation of data.

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In June 2002, we acquired by way of a merger Octopus Marine Systems Ltd, a UK corporation, and changed our name from Coda Technologies Ltd to Coda Octopus Ltd. At the time of its acquisition, Octopus Marine Systems was producing geophysical products broadly similar to those of Coda, but targeted at the less sophisticated, easy-to-use, “work-horse” market. It was also finalizing the development of a new motion sensing device (the “F180”), which was to be employed aboard vessels conducting underwater surveys to correct sonar measurement by providing precise positioning and compensation for vessel motion.

In December 2002, Coda Octopus Ltd acquired OmniTech AS, a Norwegian company, which became a wholly-owned subsidiary of the Company and which now operates under the name Coda Octopus R&D AS (“CORDAS”). Before we acquired OmniTech, it had been engaged for over ten years in developing revolutionary sonar imaging and visualization technology to produce three-dimensional underwater images for use in subsea activities such as imaging and construction. Now marketed by us under the product name “Echoscope®”, this technology is unique in that it generates real time 3D images in low or zero visibility conditions. This technology has been patented in a number of jurisdictions, including the United States. This technology, which continues to be developed by our Research and Development team in the United Kingdom and Norway, allowed the Company to start to expand the original focus on hydrographic and geophysical survey to include the high end sonar market. At the inception of the Marine Technology Business our revenues were generated solely from our geophysical software product. We added the F180 series in 2002 and our revenues were split over these two products. With the addition of our real time 3D products, our revenues are now mainly generated from this suite of products and associated services.

On July 13, 2004, pursuant to the terms of a share exchange agreement between The Panda Project, Inc., a Florida corporation, and a now defunct entity affiliated with Coda Octopus Ltd. (“Coda Parent”), Panda acquired the shares of Coda Octopus Limited, a UK corporation and wholly-owned subsidiary of Coda Parent, in consideration for the issuance of a total of 1,432,143 shares of common stock to Coda Parent and other shareholders of Coda Octopus Limited. The shares issued represented approximately 90.9% of the issued and outstanding shares of Panda. The share exchange was accounted for as a reverse acquisition of Panda by Coda. Subsequently, Panda was reincorporated in Delaware and changed its name to Coda Octopus Group, Inc.

In June 2006, we acquired a design and engineering company, Martech Systems (Weymouth) Ltd (“Martech”), which provides bespoke engineering solutions in the fields of electronic data acquisition, transmission and recording, and which at the time of acquisition had links into our existing markets. Martech are suppliers to prime defense engineering companies and also is a key supplier to our Marine Technology Business. This Company changed its name to Coda Octopus Martech Limited in December 2008.

In April 2007, we acquired Colmek (then Miller & Hilton d/b/a Colmek), a custom engineering service provider of defense engineering to prime contractors. Colmek has been supporting a number of defense programs since the early 1990’s. Specifically, it supplies proprietary parts in these programs including providing upgrades to such parts to address either obsolescence issues or advancement in technology. This Company changed its name to Coda Octopus Colmek Inc. in December 2008.

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Marine Technology Business (“Products Segment”)

Our Marine Technology Business sells proprietary marine products in a number of worldwide market segments:

●	Commercial marine geophysical survey;

●	Oil & gas;

●	Energy & renewables;

●	Underwater security, law enforcement and naval operations;

●	Underwater construction (asset placements, block placements, mattress placement, cable and pipe lay inspection and the like);

●	Environmental Applications (example mammal research; natural gas seeps; habitat assessment; fisheries); and

●	Salvage and decommissioning.

In the commercial marine geophysical survey sector, our products include geophysical data acquisition systems, analysis software and motion detection equipment that are used primarily by survey companies, research institutions and salvage companies.

We believe we possess an important and unique sonar technology, which is patented, and which gives us a significant advantage over our competitors in the market sectors where real time visualization is key and/or low or zero visibility conditions prevail.

Our product range includes equipment based on our patented Echoscope® in combination with our proprietary software which also includes patented techniques for rendering and tracking. We believe that our products are revolutionizing the sonar market, particularly as it relates to real time data acquisition, and subsea visualization in low or zero visibility conditions. This patented technology is the result of more than 20 years of research and development by CORDAS and our software development team based in the UK.

Since the acquisition of CORDAS, we have significantly advanced our research and development with respect to both hardware and software components and have filed further patents. We have also brought to market our third generation of the Echoscope® and the CodaOctopus Underwater Inspection System (UIS) as well as new derivative products, such as our forward looking sonar, Dimension® and our Echoscope C500 (a smaller and lighter variant of the Echoscope®) and more recently our Echoscope® XD variant

We are focusing our research and development resources and budget on developing our fourth generation of real time 3D solutions for various market applications and varying price points. We believe this strategy will help to standardize real time 3D solutions in the subsea market and grow the number of applications of our technology. These are complex products and we can give no assurance that will be successful in realizing commercially viable products.

We have also introduced the capabilities of real time 3D sonars. This technology is being adopted for many oil and gas, renewable energy, subsea asset placements (blocks, mattresses and other installations), decommissioning and leak identification projects. Most of these projects require real time volumetric visualization.

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Many users of our technology in complex operations such as underwater construction are reporting significant time savings, and health and safety benefits, which allow them to out-perform their competitors. For example, in breakwater construction where blocks are laid on the seabed to make a breakwater, our technology is emerging as an important tool as it allows the crane operators to visualize the blocks as they are laid and track the blocks into position. This market is reporting significant productivity gains in the number of blocks that are placed per day. The conventional method allows up to 4 blocks to be placed per day. Recently, one of our customers reported that they were able to place 200 blocks per day using our technology.

We believe that our real time 3D solutions including the Echoscope®, which is being referred to by one of our significant customers as “[their] underwater eyes”, are making progress in shifting the conservative approach of the sonar market. Our technology is also used for bespoke and complex underwater construction that requires real time visualization. We believe that our real time 3D solutions are now being viewed as the products of choice in many complex underwater operations where real time visualization is critical. We further believe that our next generation of the real time 3D solutions will become the tools of choice for a much greater number of underwater applications through improved efficiency in work flow process presented by real time visualization capabilities.

We believe that our patented technology is the only commercially available sonar that can provide real-time 3D volumetric imaging data underwater even in the most challenging zero visibility conditions. This unique capability provides unparalleled underwater scene awareness in high frame rates similar to cameras and without reliance on complex and costly positioning and motion reference units or the need for costly post processing of the underwater data acquired. The resultant scene data can be used for multiple tasks simultaneously including object detection and avoidance in true 3D, complex scene mapping and augmented reality 3D workspace imaging combining the real-time 3D data with 3D models, together providing real-time decision making and assessment.

The Echoscope® has a wide range of applications including:

●	inspection of harbor walls;

●	inspection of ship hulls;

●	inspection of bridge pilings;

●	block placements (in the context of breakwater construction)

●	subsea asset placements including landings

●	deep sea mining

●	cable laying, cable pull in operations

●	inspection of offshore installations such as gas and oil rigs and wind turbines;

●	Remotely Operated Vehicle (ROV) navigation (obstacle avoidance);

●	Autonomous Underwater Vehicle (AUV) navigation and target recognition (obstacle avoidance);

●	construction - pipeline touchdown placement and inspection;

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●	obstacle avoidance navigation;

●	bathymetry (measurement of water depth to create 3D terrain models);

●	managing underwater construction tasks;

●	underwater intruder detection;

●	contraband detection;

●	locating and identifying objects undersea, including mines;

●	detection and study of individual species in real time 3D (fish, whales etc.);

●	oil and gas leak detection;

●	fish school detection and analysis;

●	diver tracking and guidance;

●	underwater archaeological and salvage site mapping;

●	decommissioning;

●	offshore renewable energy – cable laying and burial and pull-in;

●	marine salvage operations;

●	harbor construction – concrete armoring; and

●	unexploded ordinances survey and intervention.

Within these applications, the technology enables real time 3D visualization of static scenes or moving objects from either a static location or a dynamically moving platform vessel (Autonomous Underwater Vehicle (“AUV”) or Remotely Operated Vehicle (“ROV”)). Conventional sonars are capable of producing maps of static scenes only.

The Echoscope® technology is protected by patents, including a number of complementary patents such as a patent which covers our visualization methodology and our rendering of real time 3D images. For example, one of our recently awarded patents provides for a new method of using multiple sonar images to produce in real-time 3D a highly detailed image with sharply defined edges while intelligently discarding “noise” in the image produced by (for example) passing fish or floating debris.

We market the Echoscope® both as a stand-alone sonar device and as a fully integrated system, which we market under the name “CodaOctopus UIS (Underwater Inspection System)”. This system is specifically aimed at the port security market and has been adopted by a significant number of ports in the United States. Until recently, we have not had any success with foreign ports. However, in 2015 we introduced the system in one East Asian port where it is now on a program of adoption and where it will be used for, among other applications, salvage and port and harbor inspection.

Due to the price point for our real time 3D solutions, we offer these for rent. The equipment is typically supplied with Echoscope® engineering (operator) services. The rental option represents an increasingly important market and also provides access to the technology to a broader range of users and end users who typically do not purchase equipment such as large oil companies.

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Products

Our products are marketed under the “CodaOctopus” brand and consist of three main product lines:

Real Time 3D Sonar includes our unique and patented real time 3D sonars and cutting edge software (including patented techniques for rendering and tracking algorithms) that we believe is shaping the future of subsea operations.

Data Acquisition Products includes integrated hardware acquisition devices that feature rich post-processing software for all levels of geophysical survey work.

Motion Sensing Products consists of a range of GPS-aided precision attitude and positioning systems and post-processing software for all types of marine survey and positioning work.

Real Time 3D Sonar

We offer five products within the real time 3D sonar: the Echoscope®, the Echoscope® C500 (launched in 2014), Echoscope® XD (launched in January 2017), the Dimension® (launched in 2013) and the CodaOctopus Underwater Inspections System.

Echoscope®

We believe that our real-time 3D imaging sonar technology represents the Company’s most promising area for growth in the medium term. Echoscope®, developed over a period of more than 20 years, is a unique, patented technology generating high resolution 3D images of the underwater environment in low or zero visibility conditions in real time. For each sonar ping that is emitted by the Echoscope®, it receives 16,384 pieces of information back. Existing multibeam sonar systems that are currently in use receive back approximately 256 pieces of information for each sonar ping. This means that the probability of finding an underwater target/object is substantially greater with the Echoscope® than the conventional sonar equipment (such as multibeam or other imaging sonars).

Our current Echoscope® measures approximately 15x11.8x6.3 inches and connects to a laptop with gaming specifications or similar hardware configuration required to handle the volume of data generated by our sonar. The C500 variant is much smaller in size.

We are unaware of any other product with the capabilities of the Echoscope®. The recent heightened awareness of terrorist attacks has resulted in a demand for practical, effective and rapid methods of detecting potential threats (such as explosives in harbors or on ship hulls). We believe that our real time 3D solutions are ideally suited for this task, as these provide highly detailed 3D images in real time including in difficult sea conditions where there is low or zero visibility.

The Echoscope® systems will sometimes require additional equipment to form a complete solution allowing us to leverage existing products and services, such as motion sensors and imaging processing software, into a wider market. This offers further opportunity for other products from the portfolio, such as our F180® positioning systems (Motion Sensing Product), discussed below.

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Our Software development capability is an important part of the success we have achieved to date with our real time 3D solutions and our strategy to maintain our lead in designing, manufacturing and selling real time 3D solutions. Our real time 3D solutions are sold with Coda Octopus proprietary top end software, Underwater Survey Explorer” (“USE”), and Vantage or Construction Monitoring System (“CMS). Our Software Package is feature rich and includes patented techniques in a number of our modules. In general our Software Package contains significant capabilities that are designed to address subsea challenges by application particularly in the context of a dynamic subsea setting (as opposed to a static mapping of the seabed as is typical for conventional sonar technology). Some of our unique features include:

Feature Description	Functionality
Real Time Measurements	important for many types of subsea operations such as block or asset placements or aiding diving operations;

Models + Software Module	allows the user to import existing models and engineering drawings into the real time subsea environment

Edge Detection Algorithm	allows the user to superimpose an edge to easily identify a subsea target

Rendering a Noise Free Image	allows for a crisp, clear and high resolution photo-like image without any processing (which would be required for conventional sonars)

Tracking Algorithm	Algorithm is used to track known objects within the real time 3D Data. This is currently utilized in our Construction Monitoring Software Package (see below)

The Echoscope® and CodaOctopus Construction Monitoring Software (CMS) have important applications for breakwater construction. Our CMS package has been recently updated to include patented algorithms for tracking and placement of single layer armor blocks used in a breakwater construction.

The CodaOctopus solution is one of two preferred solutions for breakwater construction and is becoming the preferred solution for subsea block placements in breakwater solutions because it allows crane operator to visualize in real-time the blocks while being placed. We believe that our solution has significantly simplified and made safer this area of the workflow process in breakwater construction. It has also increased significantly the lay-rate for blocks being placed.

We are not aware of competing technologies that offer real-time visualization and monitoring of construction sites including previously laid blocks. In addition, the feature rich software package (CMS) which allows the complete workflow for breakwater construction to be planned within the software, greatly reduces project risks and timing while improving the quality of the projects. Furthermore, the patented tracking algorithms that have recently been enhanced and strengthened provide opportunity for additional applications involving placing known objects or structures underwater.

Dimension®

This product was launched in 2013. Designed for the remotely operated underwater vehicle (“ROV”) market, the Dimension® real time 3D forward looking sonar with CodaOctopus Vantage software (“Vantage”) offers a step-change view to ROV pilots. With a user-selectable quad-view of the scene in front of the ROV, the pilot can maneuver, navigate and monitor with confidence during zero visibility conditions.

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Based on our patented Echoscope® technology and our Vantage software, we believe that the Dimension® product provides unparalleled real-time visualization for subsea vehicle applications. Designed for a wide range of ROVs, Dimension® is a unique, real-time 3D sonar that transforms ROV underwater operations.

Using the Vantage software suite and advanced beam forming techniques, the Dimension® sonar provides the ROV pilot with a unique quad-view for safe navigation and obstacle avoidance purposes. The Vantage quad-view features a conventional plan-view, commonly provided by scanning sonars, along with three additional and separate real-time perspectives of the subsea environment.

Echoscope® C500 (“C500”)

The C500 was launched in 2014 and is based on our patented Echoscope® technology. This sonar device delivers real-time 3D sonar capability and is packaged in a smaller, lighter, ruggedized form factor with reduced power requirements. It is suitable for ROV and autonomous underwater vehicle (“AUV”) based applications as well as vessel deployments.

Fully integrated with our powerful Underwater Survey Explorer software, the C500 can be used with the full range of functionality available including the latest Models+ software module allowing dynamic control of sonar with augmented 3D models in the 3D Workspace. The C500 allows the acquisition of full real-time 3D data in a time efficient manner.

As a result of the reduced form factor, reduced power consumption requirements and price point, this new product opens new markets for our real time 3D solutions.

Echoscope® XD (“XD”)

The XD was launched in 2017, and is based on our patented Echoscope® technology and delivers real-time 3D sonar capability. This latest product delivers a wider area of view (or, imaging area): it has opening angles of 90x44 as compared to 50x50 of the standard Echoscope®. We believe that this will open the Echoscope® to a number of new applications including bathymetry survey applications.

The new capability can also be accessed by existing users of our standard system, through upgrades.

Software Products

All our sonars are sold with one of three proprietary software applications, Underwater Survey Explorer, Vantage or our Construction Monitoring System (CMS). Our Software packages are critical to the usability of our real time 3D sonar solutions. Our software applications are feature rich and are uniquely driven to provide complete functionality in the live environment without the need to perform post processing and analysis of the data to produce results. There are a number of unique capabilities (some of which are described above).

Data Acquisition

We started our business in 1994 designing and developing the CodaOctopus GeoSurvey software package. For over a decade our GeoSurvey™ has been an industry leading software package on the market for data acquisition and interpretation and provides feature rich solutions and productivity enhancing tools for the most exacting survey requirements. Designed specifically for side-scan and sub-bottom data acquisition, CodaOctopus GeoSurvey has been purchased by numerous leading survey companies throughout the world. This product range includes:

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CodaOctopus GeoSurvey Acquisition Products

These consist of a range of hardware and software solutions for field acquisition of sidescan sonar and sub-bottom profiler, which includes analogue and digital interfaces compatible with all geophysical survey systems. This is our original product range that includes the following products:

DA4G - 500, Sidescan sonar and sub-bottom profiler simultaneously

DA4G - 1000, Sidescan sonar and sub-bottom profiler separately

DA4G - 2000, Sidescan sonar or sub-bottom profiler

CodaOctopus GeoSurvey Productivity Suite

This consists of an integrated suite of software that automates the tasks of analyzing, annotating and mosaicing complex data sets, thus ensuring faster and more precise results.

CodaOctopus Instruments

These consist of simple, solid and robust solutions for sidescan sonar and sub-bottom profilers. Used throughout the world by leading survey companies, navies and academic organizations, CodaOctopus instruments are ideal where minimal training and simple installation and set-up is paramount. Coupled with intuitive but powerful post processing software, the Octopus range meets the requirements of survey applications from the smallest inshore survey, rapid deployment naval reconnaissance to large scale site investigations. This product range includes the following:

The DA4G™ series of acquisition systems which provide high quality, robust and reliable data acquisition from the latest digital and analogue sidescan sonar and sub-bottom profiler sensors.

DA4G™ is the 4th generation of our successful DA series and is built on twenty years of knowledge, experience and innovation in supplying unparalleled products and service to the worldwide geophysical survey sector. These purpose-built, turn-key, systems incorporate the very latest hardware specifications and are designed and delivered to meet the demanding nature of offshore survey work.

The DA4GTM range consists of a number of options and is backed up (like all our products) with global service and support.

Motion Sensing Products

The CodaOctopus F180® and the more recently introduced CodaOctopus F170TM families have been developed for the marine environment based on technology originally developed for the extreme world of motor racing. Modifications and enhancements have resulted in a simple-to-use, off-the-shelf product that brings accurate positioning and motion data into extreme offshore conditions for precision marine survey applications worldwide. Variants within the F180® series include the F190™, exclusively configured for use ‘inland’, e.g. within ports and harbors, and the F185™, with enhanced precision positioning to 2 cm accuracy (<1”). Octopus iHeave, an intelligent software product for dealing with long period ocean swell compensation, is fully integrated within the F180® series.

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The F170™ family is designed with ease of use in mind. They are compact, simple to install and produce accurate position and motion data for the marine industry. Two product variants are available: the F170™ and the F175™. The F175™ allows integration of third-party GNSS systems thus enhancing the accuracy of the outputs and improving the robustness of the solution.

Our Motion Sensing Products are sold alone or in conjunction with our real time 3D sonars. We are currently expending a significant amount of our resources in developing the next generation of our motion sensors. Our newly developed suite of products will focus on expanding the market into which we sell these devices, including the AUV market which is an expanding market for our products in general.

Coda Octopus Products Limited has the requisite accreditation for its business including LRQ accredited to ISO 9001:2008.

Marine Engineering Businesses (“Service Segment”)

Our Marine Engineering Businesses (Coda Octopus Martech Limited (based in Portland, Dorset, England) and Coda Octopus Colmek, Inc. (based in Salt Lake City, Utah)) operate in the defense space.

We provide engineering services to a wide variety of clients in the defense markets. A significant portion of these services is provided to defense contractors and is typically intended for prototype productions which typically lead to long term manufacturing contracts. These arrangements often give us long term preferred/sole supplier status, technology refresh and obsolescence management for such customers.

In addition, we are increasingly combining our engineering capabilities with our product offerings, thereby bringing opportunities to offer systems which are complete with installation and support.

Coda Octopus Martech Limited (“Martech”)

Martech operates in the specialized niche of bespoke and manufacturing services mainly to the United Kingdom defense and subsea industries. Its services are provided on a custom sub-contract basis where high quality and high integrity devices are required in small quantities. Martech has the requisite accreditation for its business including LRQ accredited to ISO 9001:2008.

An example of Martech’s design and engineering services is the development of a ruggedized display unit in military vehicles capable of displaying variables such as wind speed, air temperature and humidity independent of the vehicle’s computer.

In late 2010 Martech was awarded a significant contract to design and build two pre-production decontamination units the successors of which have been designated as part of the ground equipment for a major international military aircraft program. The Company has since started production of these units.

The Company enjoys pre-approvals to allow it to be short-listed for certain types of government contracts. Much of the more significant business secured by Martech is through the formal government or government contractor tendering process.

Martech is a key supplier of various parts to our marine products business and has been assisting in the further development of a number of those products.

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Coda Octopus Colmek, Inc. (“Colmek”)

Colmek is a service provider of defense engineering solutions, particularly in the fields of data acquisition, storage, transmission and display. It has grown and diversified since beginning its operations in 1977 and now provides services and products to a wide range of defense, research and exploration organizations in the United States.

Colmek designs, manufactures and supports systems that are reliable and effective in multiple military and commercial applications where ruggedness and reliability under extreme operational conditions are paramount and where lives depend on accurate and precise information.

Colmek has the requisite accreditation for its business including LRQ accredited to ISO 9001:2008.

Colmek has long standing relationships with a number of prime defense contractors and has been supporting a number of defense programs for over 30 years including the (CIW) Close In Weapons Support Program (Phalanx) for which it supplies proprietary parts and services and technical refresh programs for these parts. As a result, Colmek has repeat revenues from these long standing programs.

Colmek continues to expand the number of established programs it supplies proprietary parts to.

In June 2014 Colmek completed the acquisition of the Thermite® Rugged Visual computer line and the Sentiris AV1 XMC video card for $1,100,000 in cash. Colmek also acquired hardware and other intellectual property rights (such as, software code and trademarks pertaining to these products).

The Thermite® Product fits within established programs with Department of Defense (“DoD”) prime contractors and benefits from being a single source product under this program. Customers for this item include the US Army, Benchmark, and iRobot’s Defense and Security Division. Since acquiring these two products in 2014, we have received orders in excess of $2,500,000. We are now in the last phase of the technology refresh of the Thermite® product.

Thermite® Rugged Visual Computers

●	Rugged, graphics-based PCs designed to perform in the most brutal environmental conditions

●	Focus on graphics-based high-performance computing with integrated accelerated video capture capability

●	Lightweight, power efficient, conduction-cooled

●	Three models, optimized for man-wearable, vehicle, and airborne platforms

●	Programs include dismounted soldier training, mission rehearsal, real-time imaging, robotic control, weapon system control, C4ISR, sensor processing and display

Sentiris AV1 XMC

●	FPGA-based PCI Express Mezzanine Card designed for video and graphics processing applications

●	Targeted platforms include MH-47G helicopters, MH-60M Blackhawk helicopters, MC-130H Combat Talon II and CV-22 Tilt-Rotor aircraft

We have received first article inspection approval for this product which was a precondition for going into the production phase (which we currently are in).

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Stinger™ family of Rugged Small-Form-Factor PCs

The Stinger 1000 is a unique rugged computer that provides a cost effective solution for harsh mobile computing environments. Utilizing PC-104 architecture and employing creative ruggedization, Colmek has engineered a stable platform which is easily tailored to any application.

The Stinger 1000 rugged mobile computer is highly customizable, presenting an inspiring assortment of selectable attributes. The stinger mobile computer is engineered to meet military requirements. Colmek has successfully deployed Stinger products on Unmanned Aerial Systems (UAS), and shipboard for satellite-based tracking systems.

RhinoTuff™ family of Rugged Touch Screen Computers

The robust RhinoTuff™ rugged touch screen computer is built exclusively for reliable operation in the world’s harshest environments. It is modular and user-definable affording maximum flexibility. This all-weather, all terrain, all-in-one PC thrives in a field where the average “tough” computer is simply not tough enough, including, mining and construction sites, oil fields, marine environments, and military battlefields.

Rugged Chassis/Enclosures

The chassis and enclosures offered by Coda Octopus Colmek are fully customizable to military/industrial needs. Colmek is a key supplier on high profile programs including Raytheon’s Phalanx Close-In Weapons System (CIWS) and Northrop Grumman’s airborne mine hunting sonar AN/AQS-24. We also offer a variety of enclosures technologies.

Other products offered by Colmek include subsea telemetry & data acquisition systems, rugged workstations, analog-to-digital converters and rugged LCD displays.

Competition

Data Acquisition Products

The sonar equipment industry is fragmented with several companies occupying niche areas, and we face competition from different companies with respect to our different products. In the field of geophysical products Triton Imaging Inc., a US-based company, now part of the ECA Group (Toulon, France), Chesapeake, a US-based company, and Oceanic Imaging Consultants, Hawaii, USA, dominate the market with an estimated of 25% each of world sales, while we believe that we control approximately 10% of world-wide sales.

Motion Sensing Products

In the field of motion sensing equipment, where our product addresses a small part of the overall market, we believe that we have four principal competitors: TSS (International) Ltd in Watford, England which is focused on the mid-performance segments with about 25% of the world market; Ixsea, a French company which covers all segments, with about 20% of the market; Kongsberg Seatex, a Norwegian company (part of Kongsberg Gruppen) which has products across all segments, with about 15% of the market; and Applanix, a Canadian company, now part of Trimble which has one major product focused on the high end of the market, with about 20% of the market. We believe that our market share in the field of motion sensing equipment is only about 10%. This market is fiercely competitive and with the advancement of technology, there are new entrants to the market such as SBG. Due to the price pressure in this market, we are selling our products more in conjunction with our real time 3D sonars than on a standalone basis.

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Real Time 3D Sonar

In the field of Real Time 3D imaging, we are unaware of other companies offering a similar product. The entry into this market is dependent upon specialized marine electronics, acoustic and software development skills. The learning curve, which has resulted in the advancement of our real time 3D sonar device, is the culmination of two decades of research and development into this field. We are also aware of a number of high profile and substantial competitors’ real time 3D projects that have failed. Over the last several years there have been lower grade sonars entering the market for 3D imaging. Companies such as Tritech International Ltd., United Kingdom, and BlueView Technologies Inc., USA (now a part of Teledyne Technologies Incorporated), are examples, but none of these sonar offerings are directly comparable or competitors in respect of our real time 3D solutions. Specifically, we believe that they do not have the same capabilities as our patented Echoscope® technology in terms of generating real time 3D images of submerged objects and environments in low or zero visibility conditions. However, Teledyne has in the last four years has acquired a significant number of subsea companies (examples are Reson and BlueView) along with expertise. Teledyne has much greater resources and liquidity than the Company. We therefore can give no assurance that companies such as these will not enter this market.

We seek to compete on the basis of producing high quality products employing cutting edge technology that is easy to use by operators without specialized skills in sonar technology. We intend to continue our research and development activities to continually improve our products, seek new applications for our existing products and to develop new innovative products.

Marine Engineering Businesses

Through our marine engineering operations, Coda Octopus Colmek, Inc. and Coda Octopus Martech Limited, we are involved in custom engineering for the defense industry in the United States, and in the United Kingdom. Martech competes with larger contractors in the defense industry. Typical among these are Ultra Electronics, BAE Systems, and Thales, all of whom are also partners on various projects. In addition, the strongest competitors are often the clients themselves. Because of their size, they often have the option to proceed with a project in-house instead of outsourcing to a sub-contractor like Martech or Colmek.

Intellectual Property

Our product portfolio and technologies are protected by intellectual property rights including trademarks, copyrights and patents. We have a number of fundamental patents including a patent covering the stitching together of acoustic imagery. This covers the real time acoustic image generation element of what we do, and we believe it provides us with a competitive advantage.

Patents

Our patented inventions along with our strategy to enhance these inventions are at the heart of the Company’s strategy for growth and development.

Our patent portfolio consists of the following:

Patent Number	Description
US Patent No. 6,438,071	Concerns the “Method for Producing a 3-D Image” and is also recorded in the European Patents Register #EP 1097393 B1; Australia #55375/99 and Norway #307014. This patent relates to the method for producing a 3D image of a submerged object, e.g. a shipwreck or the sea bottom.

US Patent No. 6,532,192	Concerns “Subsea Positioning System and Apparatus”

US Patent No. 7,466,628	Concerns a “Method of constructing mathematical representations of objects from reflected sonar signals.”

US Patent No. 7,489, 592	Concerns a “Method of automatically performing a patch test for a sonar system, where data from a plurality of overlapping 3D sonar scans of a surface, as the platform is moved, are used to compensate for biases in mounting the sonar system on the platform”.

US Patent No. 7,898,902	Concerns a “method of representation of sonar images” allowing sonar three dimensional data to be represented by a two dimensional image.

US Patent No. 8,059,486	Concerns a method of rendering volume representation of sonar images.

US Patent No. 8,854,920	Concerns a method of volumetric rendering of three dimensional sonar data sets

US Patent No. 9,019,795	Method of object tracking using sonar imaging

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Trademarks

We own the following registered trademarks: Coda®, Octopus®, CodaOctopus®, Octopus & Design®, F180®, F180 4G Series®, Echoscope®, Echoscope 4G®, Survey Engine®, Dimension®, DAseries®, Sentiris® and Thermite®; CodaOctopus®Vantage; CodaOctopus® UIS; and CodaOctopus® USE.

We also use the following trademarks: F170™, F175™, F190™, UIS™ TEAM™ and TEAM+™. In addition, we have registered a number of internet domain names.

Research and Development

During the fiscal years ended 2015 and 2016 we spent approximately $1 million annually on developing our technology and we expect this figure to increase during the current fiscal year to ensure technological advancement of our real time 3D sonar technology. This investment will be focused primarily on bringing in additional electronic engineering skills and prototyping new real time 3D products and motion sensing products.

Our objective is to introduce more competitively priced, application specific products (such as ROV applications) and technologically advanced products to the market during fiscal 2017 and 2018. The new products are expected to increase the number of markets in which our technology has application. As part of this effort, in January 2017 we launched a new sonar which is a multiple “projector” system and which provides a wider field of view (90x40) for imaging and visualization. This system is aimed at bathymetry survey market. This new sonar, branded under the name of “Echoscope® XD”, is retrofittable on our existing systems. Therefore, existing customers can upgrade their systems to include this new capability.

Our products are complex and therefore we can give no assurance that we will be successful in the above-stated objective. Moreover, we may incur significant research expenditures without realizing viable products.

Government Regulation

Because of the nature of some of our products, they may be subject to United States and other jurisdictions’ export control regimes and may be exported outside these jurisdictions only with the required level of export license or through an export license exception or general export authorization / license.

In addition, as a provider for the US Government, we may be subject to numerous laws and regulations relating to the award, administration and performance of US Government contracts, including the False Claims Act. Non-compliance found by any one agency could result in fines, penalties, debarment, or suspension from receiving additional contracts with all US Government agencies. Given our dependence on US Government business, suspension or debarment could have a material adverse effect on our business and results of operations.

Employees

As of the date hereof, we employ worldwide approximately 100 people, of which 11 hold management positions. A large majority of our employees have a background in science, technology and engineering, with a substantial part being educated to degree and PhD level. None of our employees are members of any union, and we have not experienced organized labor difficulties in the past.

ITEM 1A. RISK FACTORS

Not required for smaller reporting companies.

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ITEM 2 FINANCIAL INFORMATION

Management’s discussion and analysis of financial condition and results of operations.

Forward-Looking Statements

The information herein contains forward-looking statements. All statements other than statements of historical fact made herein are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

General Overview

We design and manufacture patented real time 3D sonar solutions and other leading products for sale to the subsea, defense, mining and marine sciences markets, among others. In addition, we supply marine engineering business services to prime defense contractors.

We operate through two operating business segments: Marine Technology Business (“Products” segment) and Marine Engineering Business (“Services” segment). Our products which are sold by our Products segment are used primarily in the underwater construction market, offshore oil and gas, wind energy industry, and in the complex dredging, port security, mining and marine sciences sectors. Our customers include service providers to major oil and gas companies, law enforcement agencies, ports, mining companies, defense companies and universities.

We supply our marine engineering business services mainly to prime defense contractors. We have been supporting some significant defense programs that enable us to supply and maintain proprietary parts through obsolescence management programs.

Historically, the Marine Technology Business has generated approximately 70% of our revenues. During the last three fiscal years, the Marine Technology Business has generated closer to 50% of our overall revenues, with the Marine Engineering Business growing at a faster pace. The slower growth of revenues generated by our Products Segment is largely due to the contraction in the oil and gas (O&G) industry. Due to the effort by O&G companies to restructure their operations, the climate in which we sell is fiercely competitive. As a result, we often have to offer customers greater discount on our sales. Also, sales into this sector have declined and gross profit margins for our Products Segment have weakened.

Nevertheless, we continue to believe that our unique and patented real time 3D solutions are a significant advancement on the current technology available in the subsea sonar market. Because of its real time capability providing volumetric data of underwater targets in low or zero visibility conditions, this technology reduces the operational costs to users as underwater data is provided in real time, similar to a camera. Furthermore, because the technology provides real time image of the underwater environment, it enhances safety significantly. In addition, our real time 3D solution is one of two preferred solutions for subsea asset placements (such as Accropodes™, X-Blocs, Antifers block placements, mattress placements and the like). Due to the decline in the price of oil, many O&G companies are seeking cost effective solutions for their operations. We believe that our real time 3D solution has the potential to revolutionize the technology used in underwater operations particularly where real time visualization is required or zero or low visibility conditions prevail.

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In recent years we have made progress in getting our core real time 3D technology, the Echoscope®, adopted by a significant number of ports in the USA (the CodaOctopus Underwater Inspection System – which integrates our Echoscope, motion sensing product and hydrographic pole) where it is used for port and harbor security. In 2015 we secured the first sale of our Underwater Inspection System to a foreign port in Asia and in 2016 we sold two additional full system to this port. We hope to sell additional systems into this port as part of their technology upgrade program for the next three years.

We have also made progress in expanding the markets (and applications) into which we sell our real time 3D Sonars. Recently, we have sold a number of systems to mining companies. Increasingly, our customers involved in energy and renewables are adopting the technology as the primary tool for scour management, subsea cable installation and associated cable protection tasks.

In addition, in recent years we have started to rent our real time 3D solutions with engineering services. Given the contraction in the O&G market, rentals are increasingly becoming an important part of the composition of the Company’s revenues. Furthermore, our rental offering generally yields a higher gross margin for the Company.

Our business is impacted by a number of factors including:

a.	the price of commodities, in particular O&G. The decline in O&G prices has resulted in large scale reductions in capital and operational expenditures, which directly impact on the sales of our products into these and related markets;

b.	the allocation of funds to defense procurement by governments in the United States and the United Kingdom;

c.	volatility of the markets including the currency market;

d.	uncertainty on the impact of the United Kingdom decision to terminate its current membership of the European Union;

e.	Approximately 46% of the Company revenues are generated by the Company’s subsidiaries in the United Kingdom. Those sales are transacted in British Pounds. The depreciation of the British Pound against major currencies adversely impacts our revenues as a whole which are reported in U.S. Dollars. Furthermore, a large part of our assets are held in sterling while the majority of our liabilities (which comprise our senior secured convertible debentures) is maintained in U.S. Dollars. See Note 2 of the Consolidated Financial Statements regarding our Foreign Currency Translation Policy. The continued uncertainty described in paragraph (d) immediately above is likely to continue the decline in the value of sterling against the U.S.Dollar for the foreseeable future.

f.	In the event that the United Kingdom does not secure access to the European Union Single Market, this will likely impact our cost basis as currently we do not pay export duty on products that we sell to customers in the Single Market;

g.	Global-political uncertainties affecting the markets into which we sell our goods and services;

h.	Global trends which make certain geographical regions more competitive in providing engineering solutions because of lower labor costs (e.g. India and China) are likely to affect our Engineering Businesses in the Group;

j.	The Company has issued and outstanding Senior Secured Convertible Debentures (See Note 8 of Consolidated Financial Statements for more information). These Debentures are secured by all of the Company’s assets which may complicate its efforts to obtain additional financings; and

k.

We lack the financial resources to advance our flagship technology at the pace required to capture new markets and increase our sales which could facilitate new entrants to the market. For example, Teledyne Technologies Incorporated, a multi-billion company, has recently acquired a number of subsea companies that may speed up their entry into our market;

l.	The Company has limited external sources of capital available, and as such is reliant upon its ability to sell its products and services to provide sufficient working capital for its operations and obligations.

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The Company’s operations are split between the United States, United Kingdom, Australia and Norway. A large proportion of our revenues (approximately 46%) and costs are incurred outside of the USA with a significant part of that in the United Kingdom (“UK”). In addition, a significant part of our assets (both current and fixed|) are held in sterling by our foreign subsidiaries.

On June 23, 2016, the United Kingdom voted to exit the European Union. This resulted in significant currency exchange rate fluctuations and volatility in global stock markets including a sharp fall of sterling against the USD. The British government is expected to commence negotiations to determine the terms of the exit (so-called Brexit). The United Kingdom’s separation could, among other things, disrupt trade and the free movement of goods, services and people between the United Kingdom and the European Union or other countries as well as create legal and global economic uncertainty. Currencies could remain volatile for the foreseeable future.

Since the Brexit vote, we have already suffered adverse currency movements affecting our UK Businesses. In summary, since our reporting currency is the U.S. Dollar, the fall in the British Pound impacts on our revenues, costs and balance sheet valuation. The Financial Times reported recently that in July 2016 sterling closed at a 31 year low against the USD. See Note 2 paragraph n of Notes to the Audited Consolidated Financial Statements regarding our Foreign Currency Translation Policy.

Given the lack of comparable precedent, the implications of Brexit or how such implications might affect the Company in the medium to long term are unclear.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared under accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with US GAAP requires our management to make estimates and assumptions that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported levels of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

Below is a discussion of accounting policies that we consider critical to an understanding of our financial condition and operating results and that may require complex judgment in their application or require estimates about matters which are inherently uncertain. A discussion of our significant accounting policies, including further discussion of the accounting policies described below, can be found in Note 2, “Summary of Significant Accounting Policies” of our Consolidated Financial Statements.

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Revenue Recognition

Our revenue is derived from sales of underwater technologies and equipment for imaging, mapping, defense and survey applications and from the engineering services which we provide. Revenue is recognized when evidence of a contractual arrangement exists, delivery has occurred or services have been rendered, the contract price is fixed or determinable, and collectability is reasonably assured. No right of return privileges are granted to customers after delivery.

For arrangements with multiple deliverables, we recognize product revenue by allocating the revenue to each deliverable based on the relative fair value of each deliverable, and recognize revenue when equipment is delivered, and for installation and other services as they are performed.

Our contracts sometimes require customer payments in advance of revenue recognition. These amounts are reflected as liabilities and recognized as revenue when the Company has fulfilled its obligations under the respective contracts.

For software license sales for which any services rendered are not considered essential to the functionality of the software, we recognize revenue upon delivery of the software, provided (1) there is evidence of a contractual arrangement for this, (2) collection of our fee is considered probable and (3) the fee is fixed and determinable.

For arrangements that are generated from time and material contracts where there is a signed agreement and approved purchase order in place that specifies the fixed hourly rate and other reimbursable costs to be billed based on material and direct labor hours incurred, revenue is recognized on these contracts based on material and direct labor hours incurred. Revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred (materials and direct labor hours) to date to estimated total services (materials and direct labor hours) for each contract. This method is used as expenditures for direct materials and labor hours are considered to be the best available measure of progress on these contracts. Losses on fixed-price contracts are recognized during the period in which the loss first becomes apparent based upon costs incurred to date and the estimated costs to complete as determined by experience from similar contracts. Variations from estimated contract performance could result in adjustments to operating results.

Rental Revenue is recognized monthly over the term of the rental period.

Recoverability of Deferred Costs

We defer costs on projects for service revenue. Deferred costs consist primarily of direct and incremental costs to customize and install systems, as defined in individual customer contracts, including costs to acquire hardware and software from third parties and payroll costs for our employees and other third parties.

We recognize such costs in accordance with our revenue recognition policy by contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as products are delivered or services are provided in accordance with the percentage of completion calculation. For revenue recognized ratably over the term of the contract, costs are recognized ratably over the term of the contract, commencing on the date of revenue recognition. At each balance sheet date, we review deferred costs, to ensure they are ultimately recoverable. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue.

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Stock Based Compensation

We recognize the expense related to the fair value of stock-based compensation awards within the consolidated statements of income and comprehensive income. We use the fair value method for equity instruments granted to non-employees and use the Black Scholes model for measuring the fair value. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the periods in which the related services are rendered.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification 740, Income Taxes (ASC 740). Under ASC 740, deferred income tax assets and liabilities are recorded for the income tax effects of differences between the bases of assets and liabilities for financial reporting purposes and their bases for income tax reporting. The Company’s differences arise principally from the use of various accelerated and modified accelerated cost recovery system for income tax purposes versus straight line depreciation used for book purposes and from the utilization of net operating loss carry-forwards.

Deferred tax assets and liabilities are the amounts by which the Company’s future income taxes are expected to be impacted by these differences as they reverse. Deferred tax assets are based on differences that are expected to decrease future income taxes as they reverse. Correspondingly, deferred tax liabilities are based on differences that are expected to increase future income taxes as they reverse. Note 7 to the Consolidated Financial Statements discusses the amounts of deferred tax assets and liabilities, and also presents the impact of significant differences between financial reporting income and taxable income.

For income tax purposes, the Company uses the percentage of completion method of recognizing revenues on long-term contracts which is consistent with the Company’s financial reporting under U.S. generally accepted accounting principles.

Intangible Assets

Intangible assets consist principally of the excess of cost over the fair value of net assets acquired (or goodwill), customer relationships, non-compete agreements and licenses. Goodwill was allocated to our reporting units based on the original purchase price allocation. Goodwill is not amortized and is evaluated for impairment annually or more often if circumstances indicate impairment may exist. Customer relationships, non-compete agreements, patents and licenses are being amortized on a straight-line basis over periods of 2 to 10 years. The Company amortizes its limited lived intangible assets using the straight-line method over their estimated period of benefit. We periodically evaluate the recoverability of intangible assets and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. At the end of each year, we evaluate goodwill on a separate reporting unit basis to assess recoverability, and impairments, if any, are recognized in earnings. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the goodwill over the implied fair value of the goodwill.

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Results of Operations

Throughout this discussion, “the 2016 period” means the fiscal year ending October 31, 2016. Similarly, “the 2015 period” means the fiscal year ending October 31, 2015.

Coda Octopus Group is comprised primarily of two business segments: the Marine Technology Business which is our products business (“Products Segment”) and the Marine Engineering Business, which is our service business (“Services Segment”).

Our Marine Technology Business sells its products and associated services to the offshore wind energy, dredging and marine construction, marine and port security, mining including deep sea mining, marine sciences sector and oil and gas sector. This segment generated approximately 50% and 51% of our total revenues for the fiscal years ended October 31, 2016 and 2015, respectively.

Our Marine Engineering Business largely sells its services into prime and sub-prime defense contractors. This segment generated approximately 50% and 49% of our total revenues for the fiscal years ended October 31, 2016 and 2015, respectively. This segment continues to be an important part of the Group’s revenues plan and, in particular, our subsidiary Coda Octopus Colmek.

Comparison of fiscal year ended October 31, 2016 (“2016 period”), compared to fiscal year ended October 31, 2015 (“2015 period”)

See Segment information below for a full breakout of the financial performance of each Segment for the 2016 and 2015 periods, respectively.

The information provided below pertains to the consolidated analysis of both segments operating in our Group.

Revenue: Total revenues for the 2016 and 2015 periods were $21,118,319 and $19,234,396 respectively, representing a 9.8% increase. The increase in revenues is attributable to an increase in sales generated by both the Marine Technology Business and the Marine Engineering Business. We are still adversely affected by the reduction in spending (both capital and operational expenditures) in the Oil and Gas Sector resulting from the sharp price decline in both oil and gas. The Sector has seen large reductions in capital and operational expenditures which has resulted in delays or cancellation of projects. This has had an adverse impact on the growth projections for our Products segment. Nevertheless, the Marine Technology Business has increased its sales to other sectors such as the mining, port security, wind energy markets and the breakwater construction markets during the 2016 period.

Gross Margin: Margins were 59.9% in the 2016 period (gross profit of $12,652,997) compared to 53.8% (gross profit of $10,340,527) in the 2015 period representing an increase of 6.1%. The increase in gross margin percentage reflects the different mix of sales in the 2016 period. Within the Products segment a significant portion of our revenues are generated from the rental of our products as compared to outright sale. Generally, our rental model attracts a higher gross profit.

Research and Development (R&D): R&D expenditures increased by 1.5% from $998,270 in the 2015 period to $1,013.125 in the 2016 period and was in keeping with our expectations. We expect this to increase further in this current year as we are investing significantly in the technological advancement of our real time 3D sonar technology and motion sensing products. This investment will be in bringing in new electronic engineering skills and incurring significant non-recurring engineering costs (NRE) for prototyping new real time 3D products and motion sensing products. Our goal will be to bring more competitively priced and technologically advanced products in this range to the market in the fiscal year late 2017 and 2018. However, these are complex products and we can give no assurance that we will be successful in the stated goals. Moreover, we may incur significant research expenditures without realizing viable products.

Selling, General and Administrative Expenses (SG&A): SG&A expenses for the 2016 period decreased to $6,101,227 from $7,482,738 for the 2015 period, a decrease of 18.5%. The decrease in our SG&A expenditures in FY2016 is attributed to the fact that in the FY2015 period we had exceptional items of expenditures associated with legal settlements and moving our production from Bergen, Norway to Edinburgh.

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Key Areas of SG&A Expenditure across the Group for the year ended October 31, 2016 compared to the year ended October 31, 2015

Expenditure	October 31, 2016	October 31, 2015	Percentage Change
Wages and Salaries	$4,161,838	$4,230,294	Decrease of 1.6%
Legal and Professional Fees (including accounting, audit and investment banking services)	$757,405	$1,646,823	Decrease of 54.0%
Rent for our various locations	$251,957	$341,259	Decrease of 26.2%
Marketing	$149,790	$308,342	Decrease of 51.4%

The decrease in our Legal and Professional Fees in the FY2016 is mainly due to extraordinary costs in the FY2015 period.

Operating Income

Year Ended October 31, 2016 Audited	Year Ended October 31, 2015 Audited	Percentage Change
$5,538,645	$1,859,519	Increase of 197.7%

The increase in Operating Income in the 2016 period compared to the 2015 period is mainly attributed to the factors outlined immediately below:

●	The Company’s revenues generated in the 2016 period have increased by approximately 9.8% over the 2015 period; and

●	Our Gross Profit Margins have increased by 6.1 percentage point over the 2015 period due to the mix of sales generated in the 2016 period; and

●	Our SG&A expenditures have fallen by 18.5% in the 2016 period as compared to the 2015 period when we recorded $1,340,000 in non-recurring exceptional costs. Furthermore, the fall in SG&A in the 2016 period is a reflection of more efficient operations as a result of some of the strategies the Company has been pursuing over the last three years. These include tight cost controls and consolidation of operations (moving production of our flagship products to our central operations in Scotland and bringing in-house the manufacture of key components of our products, such as transducer development). The latter two examples have allowed us to be more efficient in the manufacturing of our flagship product and in servicing our customers including repairing their products and improving quality controls at the same time.

Interest Expense: Interest expense during the 2016 period was $856,432 compared to $1,044,906 during the 2015 period, representing an overall 18.0% decrease. Interest expense includes interest payments attributable to the Senior Convertible Debentures and interest payments on mortgage obligations. The decrease reflects the reduction in the principal amount of the Senior Convertible Debentures by $1,400,000. We continue to be under an obligation to pay 8.5% interest on the principal amount of the Secured Debentures outstanding ($8.6M as of October 31, 2016). Under the Restructuring Agreement between the Debenture Holder and the Company dated October 30, 2015, the Company was under an obligation to reduce the principal amount by $2 million, payable in 10 equal monthly installments of $200,000 March 1, 2016. As a result, our interest payments on the Senior Convertible Debentures going forward will decrease proportionally.

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Other Income: This category was $172,090 in the 2016 period as compared to $358,808 in the 2015 period. The decrease in “Other Income” is attributed to an exceptionally high amount of Value Added Tax (equivalent of Sales Tax) rebate for the 2015 period on stock and other production assets purchased by Coda Octopus Products Limited from our Norwegian Company, Coda Octopus R&D AS, as part of the transfer of our Production from Norway to Edinburgh.

Net Income after income tax for the year ended October 31, 2016 compared to the year ended October 31, 2015

Year Ended October 31, 2016 Audited	Year Ended October 31, 2015 Audited	Percentage Change
$4,930,548	$1,070,292	Increase of 360.7%

The increase in net income in the 2016 period compared to the 2015 period is mainly attributable to the combination of the increase in our revenues in the 2016 period by 9.8% in conjunction with a reduction in our SG&A expenditures by 18.5% and our interest expense by 18.0%.

Comprehensive Income for the year ended October 31, 2016 compared to the year ended October 31, 2015

Year Ended October 31, 2016	Year Ended October 31, 2015	Percentage Change
$2,219,595	$1,544,977	Increase of 43.7%

The increase in comprehensive income in the 2016 period is due to the increase in our revenues and gross margins and decrease in our cost of sales and SG&A compared to the 2015 period. Notwithstanding, we have suffered a significant loss of $2,710,953 in foreign currency translation adjustments of the values of our UK assets included in our financial statements due to the depreciation of the value of the pound sterling. Since the UK decided to leave the European Union the pound sterling has been falling significantly against the USD (see Note 2 paragraph n of Notes to the Consolidated Financial Statements for fuller information regarding our Foreign Currency Translation policy).

Segment Analysis

We are operating in two reportable segments, which are managed separately based upon fundamental differences in their operations. Segment operating income is total segment revenue reduced by operating expenses identifiable with the business segment. Overhead includes general corporate administrative costs.

The Company evaluates performance and allocates resources based upon operating income. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies.

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There are inter-segment sales in the table below which have been eliminated from our financial statements. However for the purpose of segment reporting, these are included in the table below only.

The following tables summarize certain balance sheet and statement of operations information by reportable segment for the financial years ending October 31, 2016 and 2015, respectively.

	Marine Technology Business (Products)	Marine Engineering Business (Services)	Overhead	Total

Fiscal Year Ended October 31, 2016

Revenues from External Customers	$10,584,141	$10,534,178	$-	$21,118,319

Cost of Revenues	3,081,892	5,383,430	-	8,465,322

Gross Profit	7,502,249	5,150,748	-	12,652,997

Research & Development	1,013,125	-	-	1,013,125
Selling, General & Administrative	2,848,809	2,785,195	467,223	6,101,227

Operating Income (Loss)	3,640,315	2,365,553	(467,223)	5,538,645

Other Income (Expense)

Other Income	166,449	5,641	-	172,090
Interest (Expense) Income	(813,402)	(277,875)	234,845	(856,432)

Total other income (expense)	(646,953)	(272,234)	234,845	(684,342)

Income (Loss) before income taxes	2,993,362	2,093,319	(232,378)	4,854,303

Income tax refund (expense)	139,619	(39,783)	(23,591)	76,245

Net Income (Loss)	$3,132,981	$2,053,536	$(255,969)	$4,930,548

Supplemental Disclosures

Total Assets	$11,649,606	$10,883,182	$302,732	$22,835,520

Total Liabilities	1,381,048	1,019,074	10,280,885	12,681,007

Revenues from Intercompany Sales - eliminated from sales above	1,871,801	330,098	1,164,250	3,366,149

Depreciation and Amortization	503,327	293,219	12,831	809,377

Purchases of Long-lived Assets	736,982	(2,857)	12,470	746,595

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	Marine Technology Business (Products)	Marine Engineering Business (Services)	Overhead	Total

Fiscal Year Ended October 31, 2015

Revenues from External Customers	$9,772,151	$9,462,245	$-	$19,234,396

Cost of Revenues	3,647,422	5,246,447	-	8,893,869

Gross Profit	6,124,729	4,215,798	-	10,340,527

Research & Development	998,270	-	-	998,270
Selling, General & Administrative	3,856,809	2,877,601	748,328	7,482,738

Operating Income (Loss)	1,269,650	1,338,197	(748,328)	1,859,519

Other Income (Expense)

Other Income	358,609	117	82	358,808
Interest Expense	(503,909)	(285,319)	(255,678)	(1,044,906)
Unrealized loss on sale of investment in marketable securities	-	-	(3,031)	(3,031)

Total other income (expense)	(145,300)	(285,202)	(258,627)	(689,129)

Income (Loss) before income taxes	1,124,350	1,052,995	(1,006,955)	1,170,390

Income tax refund (expense)	(76,051)	(24,047)	-	(100,098)

Net Income (Loss)	$1,048,299	$1,028,948	$(1,006,955)	$1,070,292

Supplemental Disclosures

Total Assets	$11,674,637	$10,072,824	$132,770	$21,880,231

Total Liabilities	1,477,885	718,840	15,426,354	17,623,179

Revenues from Intercompany Sales - eliminated from sales above	2,665,615	629,629	1,150,997	4,446,241

Depreciation and Amortization	182,625	254,076	12,995	449,696

Purchases of Long-lived Assets	216,560	2,003,172	-	2,219,731

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The Company’s reportable business segments operate in three geographic locations: United States, Europe and Australia.

All inter-company sales have been eliminated from our financial statements. For the purposes of Segment Analysis reporting, we are required to show inter-company sales and therefore the above table discloses this information.

Information concerning principal geographic areas is presented below according to the area where the activity is taking place for the years ended October 31, 2016 and 2015 respectively:

External Revenues by Geographic Locations	USA	Europe	Australia	Total
Year ended October 31, 2016	$11,116,336	$8,398,768	$1,603,215	$21,118,319
Year ended October 31, 2015	$9,969,839	$8,308,080	$956,477	$19,234,396

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair values because of the short-term nature of these instruments. The aggregate carrying amount of the notes payable approximates fair value as they bear interest at a market interest rate based on their term and maturity. The fair value of the Company’s long-term debt approximates its carrying amount based on the fact that the Company believes it could obtain similar terms and conditions for similar debt.

Liquidity and Capital Resources

For the fiscal year ended October 31, 2016, the Company had an accumulated deficit of $40,322,600, working capital surplus of $11,647,044, stockholders’ equity of $10,154,513 and generated cash flow from operations of $4,385,040.

Operating Activities

Net cash generated from operating activities for the year ended October 31, 2016 was $4,385,040. We recorded net income for the period of $4,930,548. Other items in uses of funds from operations included non-cash charges related to depreciation and amortization, stock based compensation, non-cash interest expense, and allowance for bad debt, which collectively totaled $959,160. Increases in operating assets decreased net cash from operating activities by $(1,889,622) and increases in operating liabilities increased net cash from operating activities by $384,954.

Financing Activities

Equity Offerings

The Company has financed its activities primarily with cash generated from operations and through the issuance of equity securities. From 2006, we have raised approximately $24 million through various private equity offerings.

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Secured Convertible Debentures

On February 21, 2008 we issued to a London based institutional investor freely transferrable senior secured convertible notes in the principal amount of $12,000,000 (the “Notes”). The Notes which are freely transferrable are currently held by CCM Holdings LLC a New Jersey corporation, which controls approximately 22.5% of the issued and outstanding common stock of the Company.

The Notes are secured by all of the assets of the Company and its subsidiaries and initially matured 84 months after the date of issuance at which time they were redeemable at 130% of the face amount of the Notes. The Notes accrue interest at the annual rate of 8.5%, payable in cash, quarterly in arrears. The Notes are convertible into our common stock at the option of the Noteholders at a conversion price of $14.70.

Since its issuance, the Notes have been subject to a number of renegotiations and extensions of payment due dates. The Company recently restructured the Notes as follows:

●	The maturity date of the Notes was extended to November 1, 2017;

●	The Company agreed to reduce the principal amount outstanding under the Notes by $2,000,000 payable in 10 equal monthly payments commencing March 31, 2016. Since reaching this agreement the Company has reduced the principal by $2,000,000.

●	On March 1, 2016, the Company issued 2,310,477 shares of its common stock in extinguishment of $3,558,136 (representing the redemption premium) due under the Notes at an effective price per share of $1.54; and

●	The Company has agreed to start filing reports under the Securities Exchange Act of 1934 before March 1, 2017. The Company was unconditionally released by the Senior Secured Debenture Holder from this obligation in an agreement dated October 17, 2016.

As of October 31, 2016, the principal balance plus accrued interest under the Notes was $9,744,123 compared to $14,940,258 as of October 31, 2015.

Foreign Currency

The Company maintains its books in local currency: US Dollars for its US operations, Pounds Sterling for its United Kingdom operations, Norwegian Kroner for its Norwegian operations and Australian Dollars for its Australian operations, respectively.

For the fiscal year ended 2016, 53% of the Company’s operations were conducted inside the United States and 47% outside the United States through its wholly-owned subsidiaries. As a result, fluctuations in currency exchange rates may significantly affect the Company’s sales, profitability and financial position when the foreign currencies of its international operations are translated into U.S. dollars for financial reporting. In addition, we are also subject to currency fluctuation risk with respect to certain foreign currency denominated receivables and payables. Although the Company cannot predict the extent to which currency fluctuations may affect the Company’s business and financial position, there is a risk that such fluctuations will have an adverse impact on the Company’s sales, profits and financial position. Because differing portions of our revenues and costs are denominated in foreign currency, movements could impact our margins by, for example, decreasing our foreign revenues when the dollar strengthens and not correspondingly decreasing our expenses. The Company does not currently hedge its currency exposure. In the future, we may engage in hedging transactions to mitigate foreign exchange risk.

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The translation of the Company’s UK operations’ pound sterling denominated balance sheets and results of operations into US dollars was affected by changes in the average value of the US dollar against the British pound sterling. The average exchange rate during the 2016 Period was $1.38602 USD to the GBP against $1.54332 during the 2015 Period – a depreciation of the value of the GBP to the USD of 10.2%.

The translation of the Company’s Australian operations’ Australian Dollar denominated balance sheets and results of operations into US dollars was affected by changes in the average value of the US dollar against the Australian Dollar. The average exchange rate during the 2016 Period was $0.742937 USD to the AUD against $0.713575 during the 2015 Period – an appreciation of the value of the AUD to the USD of 4.1%.

The translation of the Company’s Norwegian operation’s Norwegian Kroner (NOK) denominated balance sheets and results of operations into US dollars has been affected by the currency fluctuations of the US dollar against the NOK from an average rate of $0.117981 during the 2015 Period, to $0.118902 during the 2016 Period - an appreciation of the value of the NOK to the USD of 0.8%. These are the values that have been used in the calculations below.

The impact of these currency fluctuations on the 2016 Period is shown below:

	British Pounds		Australian Dollar		Norwegian Kroner		US Dollar
	Actual	Constant	Actual	Constant	Actual	Constant	Total
	Results	Rates	Results	Rates	Results	Rates	Effect
Revenues	8,398,768	9,351,948	1,603,215	1,539,854	0	0	(889,819)
Costs	(6,908,086)	(7,692,088)	(495,024)	(475,460)	(176,564)	(175,196)	763,070
Net profit (losses)	1,490,682	1,659,860	1,108,191	1,064,394	(176,564)	(175,196)	(126,749)
Assets	10,156,806	13,018,245	916,918	883,470	118,693	120,387	(2,829,685)
Liabilities	(1,338,235)	(1,715,251)	(53,755)	(51,794)	(7,978)	(8,091)	375,168
Net assets	8,818,571	11,302,994	863,163	831,676	110,715	112,296	(2,454,517)

This table shows that the effect of constant exchange rates, versus the actual exchange rate fluctuations, decreased net income for the year by $126,749 and decreased net assets by $2,454,516. In addition, the Company booked transactional exchange rate losses of $351,562 during the 2016 period. All of these amounts are material to our overall financial results.

As a result of the decision by British voters to leave the European Union, we expect economic uncertainty to increase until the negotiations for the British exit have been completed and the relationship between the UK and the EU has been solidified. This uncertainty will most likely have a profound effect on the value of the British Pound. Since approximately 40% of our revenues are generated in that currency, we expect our revenues to be greatly impacted by the resulting currency fluctuations. We also expect our direct costs of sales for components sourced outside of the UK for our UK operations to increase. Furthermore our balance sheet will be affected since a significant part of our assets (fixed and current) are held in sterling by our foreign subsidiaries.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Inflation

The effect of inflation on the Company’s operating results was not significant during the 2016 period.

Seasonality

Results of operations for our products segment are impacted by the offshore drilling season.  During the winter months, when less offshore drilling takes place, demand for our oil and gas related technology is typically at its lowest.

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ITEM 3. PROPERTIES

Lakeland, Florida

Our corporate offices, which co-locate with our wholly owned subsidiary, Coda Octopus Products, Inc., are located in Lakeland Florida. In 2012, the Company acquired this property consisting of three unified condominium units with office space and warehouse/storage and testing facilities totaling 4,154 square feet.

Orlando, Florida

Our US subsidiary Coda Octopus Products, Inc., purchased a property in Florida on or around February 2016 for around $730,000. This property will be used by staff who are assigned or seconded from other parts of our Organization to our Florida Office to assist with R&D projects and/or who attend offices in Lakeland from time to time to provide training or demonstration of our products.

Salt Lake City, Utah

On March 21, 2015 Coda Octopus Colmek completed the purchase of new office, production and R&D Facilities comprising 16,000 square feet in Salt Lake City, Utah for $1,200,000 in cash. These premises were further customized for Colmek’s use at a cost of approximately $300,000.

Edinburgh, Scotland

In order to consolidate our activities which are now spread over three premises in Edinburgh, on or around January 31, 2017, Coda Octopus Products Ltd purchased a wholly owned property in Edinburgh, comprising manufacturing facilities, research and development space and offices. The purchase price of the property was the equivalent of $1,512,280 and was paid for in cash. The property is situated in a business park close to Edinburgh Airport and Port Edgar and the Firth of Forth which is ideally located for conducting trials and demonstrations of our products. This new facility has 12,070 square feet of net internal. This property will be reconfigured for our specific use and will take the Company around 4 months to achieve this. In the meantime, we continue to have the other premises listed below. We intend to surrender the three properties described immediately below.

Offices

Our wholly owned United Kingdom subsidiary, Coda Octopus Products Ltd, leases office space comprising 4,099 square feet in Edinburgh, United Kingdom. These premises are used as offices. The building is located close to the Port of Leith and the Firth of Forth, which is convenient for conducting trials and demonstrations of our products. The lease for these premises expires February 28, 2019. The annual rent is fixed for the duration of the lease at the British Pounds equivalent of $54,130 (the rent is stated in British Pounds and is therefore subject to exchange rate fluctuations).

R & D Test Facilities

The Company owns a R&D test facility in Edinburgh, Scotland. These premises comprise 917 square feet and are located immediately adjacent to this business’ principal place of business. The premises were acquired on February 6, 2015 for a purchase price of £130,000 (equivalent to $199,318) and have been equipped with an acoustic test tank for the development and testing of our products and are also utilized for our training activities.

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Production and Repair Services Facilities

In keeping with its strategy to develop its own core patented flagship technology (its Real Time 3D Sonar Technology), Coda Octopus Products Ltd is leasing manufacturing and service facilities in Edinburgh comprising 2,450 square feet and located a few hundred yards from the Company’s corporate offices at Anderson House. These new facilities have been equipped with a test tank and will be used to manufacture and service our Echoscope® products. Our flagship product is produced at this newly leased facility. The lease expires September 1, 2018. The annual rent is the British Pounds equivalent of $26,950 (the rent is stated in British Pounds and is therefore subject to exchange rate fluctuations). The rent is fixed for the duration of the lease.

Portland, Dorset, England

Martech leases premises owned by Coda Octopus Products Limited. These premises are located in the Marine Center in Portland, Dorset, United Kingdom, and comprise 9,890 square feet that were acquired by Coda Octopus Products Limited in September 2013. The building comprises both office space and manufacturing and testing facilities. The lease, which is for a period of 5 years, provides for an annual rent of the equivalent of $51,000 (the rent is stated in British Pounds and is therefore subject to exchange rate fluctuations). These premises give easy access to marine facilities such as testing vessels etc.

Bergen, Norway

Our wholly owned Norwegian subsidiary, Coda Octopus R&D AS, re-located its facilities in November 30, 2016 and now leases a much smaller facility comprising 2,370 square feet of office space in a refurbished maritime business center directly on the waterway connected to Bergen harbor. We pay $2,350 on an annual basis (the rent is stated in Norwegian Kroner and is therefore subject to exchange rate variation). This is as a result of the transfer of the production and servicing of the Echoscope® to Edinburgh, UK. The facility now serves as a research and development center for hardware development of our flagship product utilizing our purpose-built laboratories. We surrendered in full the lease of the property we previously utilized. This surrender is effective from 30 November 2016 and all amounts that were held has deposit against this property has been returned to us.

All non-US Dollar denominated rents are stated according to prevailing exchange rates as of the date of each respective lease agreement.

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ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information as of February 15, 2017 regarding the beneficial ownership of our Common Stock, based on information provided by (i) each of our executive officers and directors; (ii) all executive officers and directors as a group; and (iii) each person who is known by us to beneficially own more than 5% of the outstanding shares of our Common Stock. The percentage ownership in this table is based on 9,102,192 shares issued and outstanding as of February 15, 2017. All numbers in the table have been adjusted to account for a 1 for 14 reverse stock split that was completed on January 11, 2017.

Unless otherwise indicated, we believe that all persons named in the following table have sole voting and investment power with respect to all shares of Common Stock that they beneficially own.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership of Common Stock		Percent of Common Stock
Michael Hamilton	7,143		*
Annmarie Gayle	13,037	(2)	*
Michael Midgley	7,143		*
Geoff Turner	10,011		*
Blair Cunningham	24,297		*

Francis Rogers	7,143		*
Niels Sondergaard Carit Etlars Vej 17A 8700 Horsens Denmark	2,213,485		24.4%
CCM Holdings LLC (3) 376 Main Street Bedminster, NJ 07921	2,042,503		22.5%
BKF Asset Holding Inc. (4) 31248 Oak Crest Drive, Suite 110 Westlake Village, CA 91361	669,447		7.4%
G. Tyler Runnels (5) 2049 Century Park East, Suite 320 Los Angeles, CA 90067	521,945		5.8%
J. Steven Emerson (6) 1522 Ensley Avenue Los Angeles, CA 90024	463,126		5.1%
Bryan Ezralow (7) 23622 Calabasas Rd. Suite 200 Calabasas, CA 91302	605,612		6.7%
All Directors and Executive Officers as a Group (seven persons):	100,917		%

*) Less than 1%.

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1)	Unless otherwise indicated, the address of all individuals and entities listed below is c/o Coda Octopus Group, Inc. 4020 Kidron Road, Suite #4, Lakeland, FL 33811.
2)	Does not include 2,213,485 shares beneficially owned by Ms. Gayle’s domestic partner. Ms. Gayle disclaims any beneficial ownership in those shares.
3)	The Company has been advised that this entity is the registered owner of the shares and that they are being held for the benefit of a number of parties. The Company has been further advised that it has sole voting and dispositive power over these shares through John W. Galuchi, Jr., its managing member.
4)	The Company has been advised that Steven N. Bronson has voting and dispositive power over the shares held by this entity.
5)	Includes 383,143 shares held by the Runnels Family Trust DTD 1-11-2000 of which Mr. Runnels is a trustee. Also includes the following: 75,009 shares held by T.R. Winston; 25,139 shares held by High Tide LLC; 24,368 shares held by TRW Capital Growth Fund, Ltd.; and 14,286 shares held by Pangaea Partners. The Company has been advised that Mr. Runnels has voting and dispositive power with respect to all of these shares.
6)	Includes the following: 138,776 held by IRA R/O II; 112,755 shares held by Roth IRA; 49,327 shares held by the Bridget Emerson Family Trust; 20,408 shares held by Emerson Partners. The Company has been advised that Mr. Emerson has voting and dispositive power with respect to all of these shares.
7)	Consists of 428,571 shares held by the Bryan Ezralow 1994 Trust u/t/d 12/22/1991 and 177,041 shares held by EZ MM&B Holdings, LLC. The Company has been advised that Mr. Ezralow has voting and dispositive power with respect to these shares.

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ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

The following persons are the executive officers and directors as of the date hereof:

Name	Age	Position

Michael Hamilton	69	Chairman

Annmarie Gayle	50	Chief Executive Officer and Director

Michael Midgley	64	Acting Chief Financial Officer, Chief Executive Officer of Coda Octopus Colmek, Inc. and Director

Blair Cunningham	47	President of Technology and Chief Executive Officer of Coda Octopus Products Inc. and Director

Geoff Turner	64	Deputy Chief Executive Officer and Director

Francis D (Chuck) Rogers	74	Director

Michael Hamilton has been our Chairman of the Board since June 2010. Since 2014, Mr. Hamilton has provided accounting and valuation services for a varied list of clients. He was Senior Vice President of Powerlink Transmission Company from 2011 through 2014. From 1988 to 2003, he was an audit partner at PriceWaterhouseCoopers. He holds a Bachelor of Science in Accounting from St. Frances College and is a certified public accountant and is accredited in business valuation. Because of Mr. Hamilton’s background in auditing, strategic corporate finance solutions, financial management and financial reporting, we believe that he is highly qualified to act as the Company’s Chairman.

Annmarie Gayle has been our Chief Executive Officer and a member of the Board of Directors since 2011. Prior thereto, she spent two years assisting with the restructuring of our Company. She previously served with the Company as Senior Vice President of Legal Affairs between 2006 and 2007. Earlier in her career she worked for a major London law practice, the United Nations and the European Union. Ms. Gayle has a strong background in restructuring and has spent more than 12 years in a number of countries where she has been the lead adviser to a number of transitional administrations on privatizing banks and reforming state owned assets in the CEE countries including banking, infrastructure, mining and telecommunications assets. Ms. Gayle has also managed a number of large European Union funded projects. Ms. Gayle holds a Law degree gained at the University of London and a Masters of Law degree from Cambridge University. She is qualified to practice as a solicitor in England & Wales. Because of her wealth of experience in corporate governance, large scale project management, restructuring, strategy, structuring and managing corporate transactions, we believe that she is highly qualified to act as our Chief Executive Officer.

Michael Midgley has been our Acting Chief Financial Officer since 2013. He has also been Chief Executive Officer of Colmek since 2010, which he joined in 2008. He is a qualified CPA and has had his own practice as well as working for regional accounting firms, specializing in SEC and Tax practice areas. Mr. Midgley attended the University of Utah. Due to Mr. Midgley’s expertise in financial reporting and discharging his role of Divisional Chief Executive Officer for our wholly owned subsidiary, Colmek, we believe that he is highly qualified to serve as the Company’s Chief Financial Officer and as a member of the Board of Directors.

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Blair Cunningham has been with the Company since July 2004 and has had a number of roles including President of Technology and CEO of Coda Octopus Products, Inc. (current position), Chief Technology Officer and Head of R& D Operations of Coda Octopus Group, Inc. since 2005 and Technical Manager of Coda Octopus Products Ltd between July 2004 and July 2005. Mr. Cunningham received an HND in Computer Science in 1989 from Moray College of Further Education, Elgin, Scotland. Because of Mr. Cunningham’s expertise in software development and technology, the Company believes that he is highly qualified to serve in his current roles.

Geoff Turner has been a director since 2011. He has been with the Company since May 2006 and during that time has had a number of roles including Senior Vice President, Mergers and Acquisitions of Coda Octopus Group, Inc. and President European Operations. From September 2009 to 2011, he acted as the Company’s Chief Executive Officer. He acted as interim Chief Financial Officer from January 2010 to March 2011. Previously, he served as a consultant from November 2005 to April 2006 through his consultancy company Taktos Limited. He has been involved in the IT industry for over 30 years, in both technical and commercial roles. He spent the 13 years up to 1999 with GE Information Services and International Network Services, the then global market leader in Electronic Commerce, where he was Director of Business Development for Europe, Middle East and Africa. During this time, in addition to his business development roles, he held posts as Software Products Director, and in global channel sales management. Since leaving GE in 1999, Mr. Turner has been involved as a shareholder and a consultant through Taktos Limited in a number of businesses ranging from financial services businesses to a provider of supply chain management software. Because of Mr. Turner’s expertise in IT and business development, the Company believes that he is highly qualified to act as a member of the Board of Directors.

Francis D (Chuck) Rogers has been a member of our Board of Directors since July 2016. Since 2014, he has been affiliated with Score and KMDR, LLC, a California based financial and business consultancy firm. Mr. Rogers was President and Chief Executive Officer of three diverse businesses from 1998 to 2014; the most significant was the ASC Group, Inc., an electronics systems integrator serving the defense and aerospace market worldwide. He holds a B.S. in Ceramic Engineering from Alfred University and an MA in Economics and Finance from St. Mary’s University. Because of his experience in running large companies and financial expertise, we believe that Mr. Rogers is highly qualified to be a member of our Board of Directors.

Board Committees

We have established an audit committee consisting of two directors: Michael Hamilton (chairman) and Francis Rogers. The Board has determined that:

●	Mr. Hamilton qualifies as an “audit committee financial expert,” as defined by the SEC in Item 407(d)(5) of Regulation S-K; and

●	All members of the Audit Committee (i) are “independent” under the independence requirements of Marketplace Rule 5605(a)(2) of the NASDAQ Stock Market, Inc., (ii) meet the criteria for independence as set forth in the Exchange Act, (iii) have not participated in the preparation of our financial statements at any time during the past three years and (iv) are financially literate and have accounting and finance experience.

The designation of Mr. Hamilton as an “audit committee financial expert” will not impose on him any duties, obligations or liability that are greater than those that are generally imposed on him as a member of our Audit Committee and our Board, and his designation as an “audit committee financial expert” will not affect the duties, obligations or liability of any other member of our Audit Committee or Board.

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Employment Agreements

Annmarie Gayle

The functions performed by Annmarie Gayle are provided through Pemanaco Limited, a corporation incorporated in England and Wales (“Pemanaco”) and wholly owned by Ms. Gayle. Under the terms of a Consultancy Agreement, dated June 15, 2013, Pemanaco is making Ms. Gayle available to the Company to act as its Chief Executive Officer on a full-time basis and a member of its Board of Directors. The annual fees due under the Agreement are $230,000 payable in monthly installments. Ms. Gayle is also entitled to an annual performance bonus of $100,000, upon achieving certain targets that are to be defined on an annual basis. The agreement provides for 30 days of paid holidays in addition to public holidays observed in England and Wales.

The agreement may be terminated only upon twelve month prior written notice without cause. The Company may terminate the agreement for cause, immediately and without notice. Among others, “for cause” includes gross misconduct, a serious or repeated breach of the agreement and negligence and incompetence as reasonably determined by the Company’s Board. The agreement includes a 12-month non-compete and non-solicitation provision.

Geoff Turner

The functions performed by Geoff Turner are provided through Taktos Limited, a United Kingdom corporation (“Taktos”) wholly owned by Mr. Turner. Under the terms of a Consultancy Agreement, dated June 15, 2013, Taktos is making Mr. Turner available to the Company to act as its Deputy Chief Executive Officer on a full-time basis and a member of its Board of Directors. The annual fees due under the Agreement are $156,000 payable in monthly installments. Mr. Turner is also entitled to an annual performance bonus upon achieving certain targets that are to be defined on an annual basis. The agreement provides for 30 days of paid holidays in addition to public holidays observed in England and Wales.

The agreement may be terminated only upon twelve month prior written notice without cause. The Company may terminate the agreement for cause, immediately and without notice. Among others, “for cause” includes gross misconduct, a serious or repeated breach of the agreement and negligence and incompetence as reasonably determined by the Company’s Board. The agreement includes a 12-month non-compete and non-solicitation provision.

Blair Cunningham

Under the terms of an employment contract dated January 1, 2013, our wholly owned subsidiary Coda Octopus Products, Inc. employs Blair Cunningham as its Chief Executive Officer and President of Technology. He is being paid an annual base salary of $160,000, subject to review by the Company’s Chief Executive Officer. Mr. Cunningham is entitled to 25 vacation days in addition to any public holiday.

The agreement may be terminated only upon twelve month prior written notice without cause. The Company may terminate the agreement for cause, immediately and without notice. Among others, “for cause” includes gross misconduct, a serious or repeated breach of the agreement and negligence and incompetence as reasonably determined by the Company’s Board. The agreement includes a 18-month non-compete and non-solicitation provision.

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Michael Midgley

Pursuant to the terms of an employment agreement dated June 1, 2011, Mike Midgley was appointed the Chief Executive Officer of our wholly owned subsidiary Coda Octopus Colmek, Inc. He is being paid an annual salary of $200,000 subject to an annual review by Colmek’s Board of Directors and the Company’s Chief Executive Officer. Mr. Midgley is entitled to 20 vacation days in addition to any public holiday.

The agreement may be terminated at any time upon 4 month prior written notice. The Company may terminate the agreement for cause, immediately and without notice. Among others, “for cause” includes gross misconduct, a serious or repeated breach of the agreement and negligence and incompetence as reasonably determined by the Company’s Board. The agreement includes a 12-month non-compete and non-solicitation provision.

On May 16, 2016, the Company’s Board of Directors ratified Mr. Midgley’s position as the Company’s acting Chief Financial Officer.

ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth the compensation for our fiscal years ended October 31, 2015 and 2016 earned by or awarded to, as applicable, our principal executive officer, principal financial officer and our other most highly compensated executive officers.

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SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Annmarie Gayle,	2015	230,004					230,004
Chief Executive Officer	2016	230,004					230,004
Michael Midgley,	2015	166,499	15,000			16,356	197,855
Chief Financial Officer	2016	184,473				16,805	201,278
Blair Cunningham	2015	150,000				16,356	166,356
President of Technology	2016	158,462				17,278	175,740
Geoff Turner	2015	156,000					156,000
Director	2016	156,000					156,000

There were no equity awards outstanding as of October 31, 2016.

DIRECTOR COMPENSATION

The following table sets forth the compensation paid to each of our directors (who are not also officers of the Company) for the fiscal year ended October 31, 2016, in connection with their services to the company. In accordance with the Commission’s rules, the table omits columns showing items that are not applicable. Except as set forth in the table, no persons were paid any compensation for director services.

Name(a)	Fees Earned or Paid in Cash (1) ($) (b)	Total ($) (j)
Michael Hamilton	$20,000	$20,000

Francis (Chuck) Rogers	$10,000	$10,000

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ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

On or around February 21, 2008 we issued senior secured convertible debentures in the principal amount of $12,000,000 (the “Debentures”). The Company recently restructured the Debentures as follows:

1.	The maturity date of the debentures was extended to November 1, 2017;

2.	The Company agreed to reduce the principal amount outstanding under the Debentures by $2,000,000 payable in 10 equal payments commencing March 31, 2016. Since reaching this agreement the Company has reduced the principal outstanding by $2,000,000.

3.	On March 1, 2016, the Company issued 2,310,447 shares of its common stock in extinguishment of $3,558,136 (the 130% redemption premium) due under the Notes at an effective price of $1.54; and

4.	The Company has agreed to return to filing reports under the Securities Exchange Act of 1934 before March 1, 2017 (the holder of the Debentures has since unconditionally released the Company from this requirement).

As a result of the restructuring, as of October 31, 2015, the principal balance plus accrued interest and accrued conversion premium under the Debentures was $9,744,123 at October 31, 2016. The Debentures are secured by all our assets.

The Debentures are held by CCM Holdings, LLC, a New Jersey entity. CCM Holdings is the registered holder of 22.5% of the Company’s issued and outstanding shares of common stock.

On or around December 12, 2016 the Company’s Chief Executive Officer loaned one of our subsidiaries $1,000,000 for working capital. The loan has a term of one year and carries an interest rate of 4.5%.

Review, Approval or Ratification of Transactions with Related Parties

We recently created an audit committee. Our audit committee charter provides that the audit committee will be responsible for reviewing and approving in advance any related party transaction. Transactions requiring such pre-approval include, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

ITEM 8. LEGAL PROCEEDINGS.

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

40

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock has been quoted on the OTCQX under the symbol “COGI” since February 8, 2017 and from January 19, 2017 until that date under the symbol “CDOCD”. Prior thereto, it was quoted on the OTC Pink under the symbol “CDOC”. The following table sets forth the range of high and low bid prices of our common stock as reported and summarized on the OTC Pink or OTCQX, as applicable, for the periods indicated. These prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions. All prices have been adjusted retroactively for the 1 for 14 reverse stock split that was implemented on January 11, 2017.

Year Ended October 31, 2016	HIGH	LOW
First Quarter	$1.54	$1.26
Second Quarter	$1.54	$1.12
Third Quarter	$2.80	$1.18
Fourth Quarter	$4.70	$1.40

Year Ended October 31, 2015	HIGH	LOW
First Quarter	$1.12	$0.70
Second Quarter	$0.98	$0.84
Third Quarter	$1.68	$0.84
Fourth Quarter	$1.40	$0.98

We have not declared or paid any cash dividends on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant. As of February 15, 2017, we had 292 stockholders of record.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

On June 30, 2015 the Company and the holder of 6,087 shares of Series A Preferred Stock entered into an Exchange Agreement. Under the terms of the Exchange Agreement it was agreed to exchange 6,087 units of Series A Preferred Stock issued and outstanding (and which under the Certificate of Designation provided for dividends and voting rights) for 1,100 units of Series C Preferred Stock. These shares of Series C Preferred Stock each have a nominal value of $0.001 and a stated value of $1,000. The 6,087 units of Series A Preferred Stock were surrendered to and cancelled by the Company. The Series C Preferred has since been redeemed and eliminated.

On October 26, 2015 the Company issued 7,143 shares of common stock to one of its then directors, Robert Ethrington, in accordance with the terms of his election which provided for these shares of common stock to be issued subject to serving at least one year on the Company’s board.

On December 15, 2015 the Company purchased the remaining issued and outstanding 200 shares of Series A Preferred Stock and these have been surrendered and retired. The Series A Preferred Stock was subsequently eliminated.

41

Pursuant to the terms of a Restructuring Agreement between the Company and the Senior Secured Debenture Holder, on March 1, 2016 the Company issued 2,310,477 shares of Common Stock in full and final satisfaction of $3,558,136 representing the Terminal Conversion Premium outstanding on the Senior Secured Debentures.

During May, June and August 2016, the Company issued 7,143 to each of six members of the Board of Directors for their services performed as directors.

On June 16 August 25 and August 30, the Company issued an aggregate of 24, 107 shares of common stock to two individuals for services rendered.

All securities were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, under Section 4(2) thereunder as they were issued in reliance on the recipients’ representation that they were accredited (as such term is defined in Regulation D), without general solicitation and represented by certificates that were imprinted with a restrictive legend. In addition, all recipients were provided with sufficient access to Company information. Similar restrictions and conditions also apply to the non-freely transferable shares that were issued prior to the last two financial years.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The Company’s certificate of incorporation authorizes 150,000,000 shares, par value $0.001 per share of common stock and 5,000,000 shares of preferred stock. As of February 15, 2017, there were 9,102,192 shares of common stock issued and outstanding.

Common Stock

Each holder of common stock is entitled to one vote per share on all matters for which such stockholder has voting power as well as dividends if and where declared by the Company’s Board of Directors. There are no preemptive rights. In the event of liquidation, dissolution or winding up of the Company’s business, holders of common stock will be entitled to receive, pro rata, all of the Company’s remaining assets available for distribution, after satisfaction of all of the Company’s debts and liabilities.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock none of which have been designated.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Certificate of Incorporation, as amended, provides to the fullest extent permitted by Delaware law, that our directors or officers shall not be personally liable to us or our stockholders for damages for breach of such director’s or officer’s fiduciary duty, except: (A) for any breach of the director’s duty of loyalty, (B) for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, (C) for the unlawful payments of dividends, for stock purchases or in connection with redemptions and (D) for any transaction from which the director derived any improper personal benefit. The effect of this provision of our Certificate of Incorporation, as amended, is to eliminate our rights and our stockholders (through stockholders’ derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Certificate of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

42

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements of the Company appear at the end of this report beginning with the Index to Financial Statements on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between the Company and its accountant on any matter of accounting principles, practices, or financial statement disclosure that bare required to be disclosed herein.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a)	List separately all financial statements filed as part of the registration statement.

The financial statements attached to this Registration Statement are listed under the Index to Financial Statements attached hereto.

(b)	Exhibits

Exhibit Number	Description
2.1	Plan and Agreement of Merger dated July 12, 2004 by and between Panda and Coda Octopus *
3.1	Restated Certificate of Incorporation
3.2	By-Laws *
10.16	Subscription Agreement dated February 21, 2008, between the Company and The Royal Bank of Scotland***
10.17	Form of Loan Note Instrument dated February 21, 2008***
10.18	Form of Loan Note Certificate***
10.19	Security Agreement dated February 21, 2008***
10.20	Floating Charge executed by Coda Octopus R&D Limited dated February 21, 2008***
10.21	Floating Charge executed by Coda Octopus Products Limited dated February 21, 2008***
10.22	Form of Guarantee***
10.24	Debenture issued by Martech Systems (Weymouth) Limited***
10.25	Deed of Amendment to Loan Note Transaction Documents dated October 31, 2015 by and between the Company and CCM Holdings LLC**
10.26	Consultancy Agreement dated June 15, 2013 between the Company and Pemanaco Limited**
10.27	Employment Contract between Coda Octopus Colmek, Inc. and Mike Midgley**
10.28	Consultancy Agreement dated June 15, 2013 between the Company and Taktos Limited**
10.29	Employment Contract dated January 1, 2013 between Coda Octopus Products, Inc. and Blair Cunningham**
10.30	Deed of Amendment to Loan Note Transaction Documents dated October 17, 2016 by and between the Company and CCM Holdings LLC

*	Incorporated by reference to the Company’s Registration Statement on Form SB-2 (SEC File No.143144)
**	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended October 31, 2010
***	Incorporated by reference to the Company’s Annual Report on Form 10-KSB for the year ended October 31, 2007

43

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CODA OCTOPUS GROUP, INC.
Date: February 17, 2017

	By:	/s/ Annmarie Gayle
(Signature) Chief Executive Officer

44

Consolidated Financial Statements

Years Ended October 31, 2016 and 2015

CODA OCTOPUS GROUP, INC.

INDEX TO FINANCIAL STATEMENTS

Years Ended October 31, 2016 and 2015

CODA OCTOPUS GROUP, INC.

Consolidated Balance Sheets

October 31, 2016 and 2015

ASSETS

	2016	2015
CURRENT ASSETS

Cash and Cash Equivalents	$5,601,767	$6,310,694
Restricted Cash	13,694	-
Accounts Receivables , Net	3,274,204	2,063,295
Inventory	2,598,925	3,781,311
Unbilled Receivables	3,406,693	1,479,874
Other Current Assets	140,954	319,481
Prepaid Expenses	112,884	126,504

Total Current Assets	15,149,121	14,081,159

Fixed Assets
Property and Equipment, net	3,840,500	3,935,520

Other Assets
Deferred Tax Asset	96,374	-
Restricted Cash	-	13,890
Goodwill and Other Intangibles, net	3,749,525	3,849,662

	3,845,899	3,863,552

Total Assets	$22,835,520	$21,880,231

The accompanying notes are an integral part of these consolidated financial statements

F-1

CODA OCTOPUS GROUP, INC.

Consolidated Balance Sheets (Continued)

October 31, 2016 and 2015

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2016	2015
CURRENT LIABILITIES

Accounts Payable, trade	$1,396,475	$1,032,673
Accrued Expenses and Other Current Liabilities	794,067	705,927
Loans and Note Payable, current	846,994	2,050,930
Deferred Revenues	464,541	495,566

Total Current Liabilities	3,502,077	4,285,096

LONG-TERM LIABILITIES

Deferred Tax Liability	-	35,963
Loans and Note Payable, long term	9,178,930	13,302,120

Total Liabilities	12,681,007	17,623,179

STOCKHOLDERS’ EQUITY

Preferred stock, Series A, $.001 par value; 50,000 shares authorized, 0 and 200 issued and outstanding, as of October 31, 2016 and October 31, 2015, respectively	-	-
Preferred stock, Series C, $.001 par value; 50,000 shares authorized, 1,100 issued and outstanding, as of October 31, 2016 and October 31, 2015, respectively	1	1
Common stock, $.001 par value; 150,000,000 shares authorized, 9,094,156 and 6,716,714 shares issued and outstanding as of October 31, 2016 and October 31, 2015, respectively	9,094	6,717
Additional paid-in capital	52,805,455	49,129,966
Accumulated other comprehensive income (loss)	(2,337,437)	373,516
Accumulated deficit	(40,322,600)	(45,253,148)

Total Stockholders’ Equity	10,154,513	4,257,052

Total Liabilities and Stockholders’ Equity	$22,835,520	$21,880,231

The accompanying notes are an integral part of these consolidated financial statements

F-2

CODA OCTOPUS GROUP, INC.

Consolidated Statements of Income and Comprehensive Income

	Year Ended	Year Ended
	October 31, 2016	October 31, 2015

Net Revenues	$21,118,319	$19,234,396

Cost of Revenues	8,465,322	8,893,869

Gross Profit	12,652,997	10,340,527

OPERATING EXPENSES

Research & Development	1,013,125	998,270
Selling, General & Administrative	6,101,227	7,482,738

Total Operating Expenses	7,114,352	8,481,008

INCOME FROM OPERATIONS	5,538,645	1,859,519

OTHER INCOME (EXPENSE)
Other Income	172,090	358,808
Interest Expense	(856,432)	(1,044,906)
Unrealized loss on investment in marketable securities	-	(3,031)

Total Other Expense	(684,342)	(689,129)

NET INCOME BEFORE INCOME TAXES	4,854,303	1,170,390

INCOME TAX (EXPENSE) BENEFIT	76,245	(100,098)

NET INCOME	$4,930,548	$1,070,292

NET INCOME PER SHARE:
Basic	$0.60	$0.16
Diluted	$0.47	$0.16

WEIGHTED AVERAGE SHARES:
Basic	8,282,988	6,708,535
Diluted	10,482,988	6,758,535

NET INCOME	$4,930,548	$1,070,292
Other Comprehensive Income:

Foreign currency translation adjustment	(2,710,953)	474,685

Total Other Comprehensive Income	(2,710,953)	474,685

COMPREHENSIVE INCOME	$2,219,595	$1,544,977

The accompanying notes are an integral part of these consolidated financial statements

F-3

CODA OCTOPUS GROUP, INC.

Consolidated Statement of Changes in Stockholders’ Equity

For the Years Ended October 31, 2016 and 2015

	Preferred Stock Series A		Preferred Stock Series C		Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Total

Balance, October 31, 2014	6,287	$6	-	$-	6,709,571	$6,710	$49,120,968	$(101,169)	$(46,323,440)	$2,703,075

Foreign currency translation adjustment	-	-	-	-	-	-	-	474,685	-	474,685
Stock exchange from Series A to Series C	(6,087)	(6)	1,100	1	-	-	5	-	-	-
Stock issued for compensation					7,143	7	8,993			9,000
Net Income	-	-	-	-	-	-	-	-	1,070,292	1,070,292
Balance, October 31, 2015	200	-	1,100	1	6,716,714	6,717	49,129,966	373,516	(45,253,148)	4,257,052

Cancellation of Series A Preferred Stock	(200)	-	-	-	-	-	-	-	-	-
Stock issued for terminal conversion Premium	-	-	-	-	2,310,477	2,310	3,555,826	-	-	3,558,136
Stock Issued to Directors	-	-	-	-	42,858	43	88,187	-	-	88,230
Stock Issued to Consultant	-	-	-	-	24,107	24	31,476	-	-	31,500
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,710,953)	-	(2,710,953)
Net Income	-	-	-	-	-	-	-	-	4,930,548	4,930,548

Balance, October 31, 2016	-	$-	1,100	$1	9,094,156	$9,094	$52,805,455	$(2,337,437)	$(40,322,600)	$10,154,513

The accompanying notes are an integral part of these consolidated financial statements

F-4

CODA OCTOPUS GROUP, INC.

Consolidated Statements of Cash Flows

	Year Ended	Year Ended
	October 31, 2016	October 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$4,930,548	$1,070,292
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	809,377	449,696
Financing costs	-	328,520
Stock compensation	119,730	9,000
Unrealized loss on investments	-	3,031
Bad debt allowance	30,053	-
(Increase) decrease in operating assets:
Accounts receivable	(1,240,962)	1,968,328
Inventory	1,182,386	279,041
Prepaid expenses	13,620	62,371
Unbilled receivables	(1,926,819)	(251,103)
Other assets	178,527	(99,158)
Deferred tax asset	(96,374)	133,233
Increase (decrease) in operating liabilities:
Accounts payable and other current liabilities	451,942	(701,931)
Deferred tax liablities	(35,963)	35,963
Deferred revenues	(31,025)	(35,015)
Net Cash Provided by Operating Activities	4,385,040	3,252,268
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(614,220)	(2,068,053)
Restricted cash	196	4,028
Purchases of intangible assets	-	(151,678)
Net Cash Used in Investing Activities	(614,024)	(2,215,703)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments made on loans and notes payable	(1,768,990)	(492,983)
Net Cash Used in Financing Activities	(1,768,990)	(492,983)
EFFECT OF CURRENCY EXCHANGE RATE CHANGES ON CASH	(2,710,953)	474,685

NET (DECREASE) INCREASE IN CASH	(708,927)	1,018,267

CASH AT THE BEGINNING OF THE PERIOD	6,310,694	5,292,427

CASH AT END OF PERIOD	$5,601,767	$6,310,694
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$1,094,432	$716,387
Cash paid for taxes	$100,098	$125,096
Non-cash transactions
Common stock issued for terminal conversion premium	$3,558,136	$-

The accompanying notes are an integral part of these consolidated financial statements

F-5

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Coda Octopus Group, Inc. (“we ”,“us” “the Company ” or “Coda” ). We are developers of underwater technologies and equipment for imaging, mapping, defense and survey applications. We are based in Florida, with research and development, sales and manufacturing facilities located in the United Kingdom, Australia and Norway. We also have engineering operations in the state of Utah, and the United Kingdom. We hold significant patents relating to our real time 3D sonars and associated software.

The consolidated financial statements include the accounts of Coda Octopus Group, Inc. and our domestic and foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

a. Basis of Presentation

The Company has adopted the Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities, and all of the Codification’s content carries the same level of authority.

b. Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. At times such investments may be in excess of federal deposit insurance limits.

c. Trade Accounts Receivable

Trade accounts receivable are recorded net of the allowance for doubtful accounts. The Company provides for an allowance for doubtful collections that is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Balances still outstanding after the Company has used reasonable collection efforts are written off though a charge to the valuation allowance and a credit to trade accounts receivable. The allowance for doubtful accounts was $30,053 and $0 as of October 31, 2016 and 2015, respectively.

d. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for minor replacements, maintenance and repairs which do not increase the useful lives of the property and equipment are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation and amortization are computed using the straight-line method over their estimated useful lives which is typically three to four years.

e. Advertising

Coda follows the policy of charging the costs of advertising to expense as incurred, which aggregated $130 and $4,242 for the years ended October, 31 2016 and 2015, respectively.

F-6

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

f. Inventory

Inventory is stated at the lower of cost (first-in first-out method) or market. Inventory consisted of the following components:

	October 31, 2016	October 31, 2015

Raw materials and parts	$1,734,798	$2,605,262

Work in progress	88,682	54,750
Demo goods	324,752	685,015
Finished goods	450,693	436,284

Total Inventory	$2,598,925	$3,781,311

g. Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues including unbilled and deferred revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include costs and earnings in excess of billings, billings in excess of costs and estimated earnings and the valuation of goodwill.

h. Revenue Recognition

Our revenue is derived from sales of underwater technologies and equipment for imaging, mapping, defense and survey applications and from the engineering services which we provide. Revenue is recognized when evidence of a contractual arrangement exists, delivery has occurred or services have been rendered, the contract price is fixed or determinable, and collectability is reasonably assured. No right of return privileges are granted to customers after delivery.

For arrangements with multiple deliverables, we recognize product revenue by allocating the revenue to each deliverable based on the relative fair value of each deliverable, and recognize revenue when equipment is delivered, and for installation and other services as they are performed.

Our contracts sometimes require customer payments in advance of revenue recognition. These amounts are reflected as liabilities and recognized as revenue when the Company has fulfilled its obligations under the respective contracts.

For software license sales for which any services rendered are not considered essential to the functionality of the software, we recognize revenue upon delivery of the software, provided (1) there is evidence of a contractual arrangement for this, (2) collection of our fee is considered probable and (3) the fee is fixed and determinable.

F-7

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

h. Revenue Recognition (continued)

For arrangements that are generated from time and material contracts where there is a signed agreement and approved purchase order in place that specifies the fixed hourly rate and other reimbursable costs to be billed based on material and direct labor hours incurred, revenue is recognized on these contracts based on material and direct labor hours incurred. Revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred (materials and direct labor hours) to date to estimated total services (materials and direct labor hours) for each contract. This method is used as expenditures for direct materials and labor hours are considered to be the best available measure of progress on these contracts. Losses on fixed-price contracts are recognized during the period in which the loss first becomes apparent based upon costs incurred to date and the estimated costs to complete as determined by experience from similar contracts. Variations from estimated contract performance could result in adjustments to operating results.

Rental revenue is recognized monthly over the term of the rental period.

i. Concentrations of Risk

Credit losses, if any, have been provided for in the consolidated financial statements and are based on management’s expectations. The Company’s accounts receivable are subject to potential concentrations of credit risk, since a significant part of the Company’s sales are to a small number of companies and, even though these are generally established businesses, market fluctuations such as the price of oil may affect our customers’ ability to meet their obligations to us.

The Company’s bank deposits are held with financial institutions both in and out of the USA. At times, such amounts may be in excess of applicable government mandated insurance limits. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash.

j. Contracts in Progress (Unbilled Receivables and Deferred Revenue)

Costs and estimated earnings in excess of billings on uncompleted contracts represent accumulated project expenses and fees which have not been invoiced to customers as of the date of the balance sheet. These amounts are stated on the consolidated balance sheets as Unbilled Receivables of $3,406,693 and $1,479,874 as of October 31, 2016 and 2015, respectively.

Our Deferred Revenue of $464,541 and $495,566 as of October 31, 2016 and 2015, respectively, consists of billings in excess of costs and revenues received as part of our warranty obligations upon completing a sale – elaborated further in the last paragraph of this note.

Billings in excess of cost and estimated earnings on uncompleted contracts represent project invoices billed to customers that have not been earned as of the date of the balance sheets. These amounts are stated on the balance sheets as a component of Deferred Revenue of $0 and $3,437 as of October 31, 2016 and 2015, respectively.

Revenue received as part of sales of equipment includes a provision for warranty and is treated as deferred revenue, along with extended warranty sales, with these amounts amortized over 12 months, our stated warranty period, from the date of sale. These amounts are stated on the balance sheets as a component of Deferred Revenue of $464,541 and $492,129 as of October 31, 2016 and 2015, respectively.

F-8

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

k. Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification 740, Income Taxes (ASC 740). Under ASC 740, deferred income tax assets and liabilities are recorded for the income tax effects of differences between the bases of assets and liabilities for financial reporting purposes and their bases for income tax reporting. The Company’s differences arise principally from the use of various accelerated and modified accelerated cost recovery systems for income tax purposes versus straight line depreciation used for book purposes and from the utilization of net operating loss carry-forwards.

Deferred tax assets and liabilities are the amounts by which the Company’s future income taxes are expected to be impacted by these differences as they reverse. Deferred tax assets are based on differences that are expected to decrease future income taxes as they reverse. Correspondingly, deferred tax liabilities are based on differences that are expected to increase future income taxes as they reverse. Note 7 below discusses the amounts of deferred tax assets and liabilities, and also presents the impact of significant differences between financial reporting income and taxable income.

For income tax purposes, the Company uses the percentage of completion method of recognizing revenues on long-term contracts which is consistent with the Company’s financial reporting under U.S. generally accepted accounting principles.

l. Intangible Assets

Intangible assets consist principally of the excess of cost over the fair value of net assets acquired (or goodwill), customer relationships, non-compete agreements and licenses. Goodwill was allocated to our reporting units based on the original purchase price allocation. Goodwill is not amortized and is evaluated for impairment annually or more often if circumstances indicate impairment may exist. Customer relationships, non-compete agreements, patents and licenses are being amortized on a straight-line basis over periods of 2 to 10 years. The Company amortizes its limited lived intangible assets using the straight-line method over their estimated period of benefit. We periodically evaluate the recoverability of intangible assets and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. At the end of each year, we evaluate goodwill on a separate reporting unit basis to assess recoverability, and impairments, if any, are recognized in earnings. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the goodwill over the implied fair value of the goodwill. There were no impairment charges recognized during the years ended October 31, 2016 and 2015.

F-9

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

m. Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair values because of the short-term nature of these instruments. The aggregate carrying amount of the notes payable approximates fair value as they bear interest at a market interest rate based on their term and maturity. The fair value of the Company’s long-term debt approximates its carrying amount based on the fact that the Company believes it could obtain similar terms and conditions for similar debt.

n. Foreign Currency Translation

Assets and liabilities are translated at the prevailing exchange rates at the balance sheet dates, related revenue and expenses are translated at weighted average exchange rates in effect during the period and stockholders’ equity, fixed assets and long-term investments are recorded at historical exchange rates. Resulting translation adjustments are recorded as a separate component in stockholders’ equity as part of accumulated other comprehensive income or (loss) as may be appropriate. Foreign currency transaction gains and losses are included in the consolidated statements of income and comprehensive income.

o. Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. No impairment loss was recognized during the years ended October 31, 2016 and 2015, respectively.

p. Research and Development

Research and development costs consist of expenditures for the development of present and future patents and technology, which are not capitalizable. Under current legislation, we are eligible for UK and Norway tax credits related to our qualified research and development expenditures.

Tax credits are classified as a reduction of research and development expense. During the years ended October 31, 2016 and 2015, we had $0 and $24,997, respectively.

q. Stock Based Compensation

We recognize the expense related to the fair value of stock-based compensation awards within the consolidated statements of income and comprehensive income. We use the fair value method for equity instruments granted to non-employees and use the Black Scholes model for measuring the fair value. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the periods in which the related services are rendered. For the years ended October 31, 2016 and 2015, we have included compensation expense (when applicable) for unvested stock-based compensation awards that were outstanding as of October 31, 2016 and 2015, for which the requisite service was rendered during the year.

F-10

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

r. Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income includes gains and losses on foreign currency translation adjustments and is included as a component of stockholders’ equity.

s. Earnings Per Share

We compute basic earnings per share by dividing the income attributable to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share include the dilutive effect, if any, from the potential exercise of stock options and warrants.

Following is a reconciliation of earnings from continuing operations and weighted average common shares outstanding for purposes of calculating basic and diluted earnings per share:

	Year	Year
	Ended	Ended
Fiscal Period	October 31, 2016	October 31, 2015
Numerator:
Earnings from Continuning Operations	$4,930,548	$1,070,292

Denominator:
Basic weighted average common shares outstanding	8,282,988	6,708,535
Conversion of Series C Preferred Stock (See Note 14)	2,200,000	50,000
Dilutive effect of stock options	-	-

Diluted outstanding shares	10,482,988	6,758,535
Earnings from continuing operations

Basic	$0.60	$0.16
Diluted	$0.47	$0.16

F-11

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

t. Restricted Cash

The Company is required to have a specific cash account to guarantee a lease in Norway whereby the lessor has access to withdraw on the account upon default on the lease. The amount required to be held in the account was $13,694 and $13,890 as of October 31, 2016 and 2015, respectively, and is shown as a short term asset as of October 31, 2016 and as a long-term asset as of October 31, 2015.

u. Recent Accounting Pronouncements

There have been no new accounting pronouncements made effective during fiscal 2016 that have significance, or potential significance, to our Consolidated Financial Statements.

Recent Accounting Pronouncements Not Yet Effective

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

On February 24, 2016, the FASB issued ASU No. 2016-02, Leases, requiring lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

F-12

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

u. Recent Accounting Pronouncements (Continued)

On March 30, 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The updates relating to the income tax effects of the share-based payments including the cash flow presentation must be adopted either prospectively or retrospectively. Further, the amendments allow the entities to make an accounting policy election to either estimate forfeitures or recognize forfeitures as they occur. If an election is made, the change to recognize forfeitures as they occur must be adopted using a modified retrospective approach with a cumulative effect adjustment recorded to opening retained earnings. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

With the exception of the updated standards discussed above, there have been no new accounting pronouncements not yet effective that have significance, or potential significance, to our Consolidated Financial Statements.

V. Liquidity

The Company is dependent upon its ability to generate revenue from the sale of its products and services to generate cash to cover its operations and obligations.

The Company has approximately $9.7 million in debt which matures on November 1, 2017. The Company is in the process of negotiating the refinancing of the debt with an institution. However, there can be no assurance that the negotiations will be successful or at terms acceptable to the Company. The Company does not currently have the cash on hand or operations to be able to generate the cash to repay the debt when it is due. In the event that the Company does not raise the funds necessary to refinance the debt, it would have to re-negotiate the terms with the debtholder. However, there can be no assurance that we will secure a further extension of the maturity date and in such event our failure to pay this amount when due could have a material adverse effect on the Company’s financial condition and results of operations.

F-13

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 3 - INTANGIBLE ASSETS AND GOODWILL

Goodwill and Other Intangible Assets are evaluated on an annual basis. If there is reason to believe that their values have been diminished or impaired, Write-downs, if any, will be included in results from operations.

The identifiable intangible assets acquired and their carrying value as of: October 31, 2016 and 2015, are as follows:

	October 31, 2016	October 31, 2015
Customer relationships (weighted average life of 10 years)	$886,164	$872,269
Non-compete agreements (weighted average life of 3 years)	198,911	198,911
Patents and other (weighted average life of 10 years)	294,175	328,939

Total identifiable intangible assets - gross carrying value	1,379,250	1,400,119

Less: accumulated amortization	(1,011,833)	(932,565)

Total intangible assets, net	$367,417	$467,554

Future estimated annual amortization expenses as of October 31, 2016 as follows:

Years Ending October 31,	Amount

2017	$72,458
2018	40,595
2019	40,595
2020	40,595
2021	40,595
Thereafter	132,579

Totals	$367,417

Amortization of patents, customer relationships, non-compete agreements and licenses included as a charge to income amounted to $46,986 and $137,546 for the years ended October 31, 2016 and 2015, respectively. Goodwill is not being amortized.

As a result of the acquisitions of Coda Octopus Martech, Ltd., Coda Octopus Colmek, Inc., Coda Octopus Products, Ltd., and Dragon Design, Ltd., the Company has goodwill in the amount of $3,382,108 as of October 31, 2016 and 2015, respectively. The carrying amount of goodwill as of October 31, 2016 and 2015, respectively are recorded below:

F-14

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 3 - INTANGIBLE ASSETS AND GOODWILL (Continued)

	2016	2015
Breakout of Goodwill:
Coda Octopus Colmek, Inc.	$2,038,669	$2,038,669
Coda Octopus Products, Ltd	62,315	62,315
Coda Octopus Martech, Ltd	998,591	998,591
Coda Octopus Martech, Ltd (from Dragon Design Ltd Acquisition)	282,533	282,533

Total Goodwill	$3,382,108	$3,382,108

Considerable management judgment is necessary to estimate fair value of goodwill. We enlisted the assistance of an independent valuation consultant to determine the values of our intangible assets and goodwill at the dates of acquisition and by management for the dates thereafter.

Based on various market factors and projections used by management, actual results could vary significantly from management’s estimates.

The Company’s policy is to test its goodwill balances for impairment on an annual basis, in the fourth quarter of each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The goodwill assets of the Company arise chiefly from the acquisition of two wholly owned subsidiaries that comprise the Company’s services segments – Colmek and Martech. The goodwill impairment evaluation was conducted at the end of the financial year 2016 and management’s opinion is that the carrying values are reasonable.

Based on these evaluations, the fair value of goodwill exceeds its carrying value. As such no impairment was recorded by management.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of October 31, 2016 and 2015:

	2016	2015

Buildings	$2,777,364	$2,170,862
Land	200,000	200,000
Office machinery and equipment	1,679,207	1,868,514
Furniture, fixtures and improvements	812,807	855,574
Totals	5,469,378	5,094,950
Less: accumulated depreciation	(1,628,878)	(1,159,430)

Property and Equipment - Net	$3,840,500	$3,935,520

Depreciation expense for the years ended October 31, 2016 and 2015 was $721,156 and $312,150, respectively.

F-15

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 5 - OTHER CURRENT ASSETS

Other current assets consisted of the following at October 31, 2016 and 2015:

	2016	2015

Deposits	$(349)	$19,240
Other receivables	35,543	123,733
Value added tax (VAT) receivable	105,760	176,508

Total Other Current Assets	$140,954	$319,481

NOTE 6 - CAPITAL STOCK

Common Stock

The Company is authorized to issue 150,000,000 shares of common stock with a par value of $0.001 per share.

During the year ended October 31, 2015, the Company issued 7,143 shares of our common stock to a non-executive director as remuneration for being a member of the Company’s Board of Directors. These shares were valued at their approximate trading price of $9,000 which was charged to operations.

On March 1, 2016, the Company issued 2,310,477 shares of its common stock to CCM Holdings, LLC to extinguish the $3,558,136 terminal conversion premium which accrued under the Senior Secured Convertible Debentures.

On May 25 and June 16, 2016, the Company issued 28,572 shares to four members of the Board of Directors for their services performed as directors. These shares were valued at their approximate trading price of $57,650 which was charged to operations.

On June 16, 2016 the Company issued an aggregate of 8,036 shares to two individuals for services rendered. These shares were valued at their approximate trading price of $10,500 which was charged to operations.

On August 1, 2016 the Company issued 14,285 to two members of the Board of Directors for their services performed as directors. These shares were valued at their approximate trading price of $30,580 which was charged to operations.

On August 25 and August 30, 2016 the Company issued an aggregate of 16,071 shares to two individuals for services rendered. These shares were valued at their approximate trading price of $21,000 which was charged to operations.

Preferred Stock

The Company is also authorized to issue 5,000,000 shares of preferred stock with a par value of $0.001 per share. We have designated 50,000 preferred shares as Series A preferred stock and 50,000 preferred shares as Series C preferred stock. The remaining 4,900,000 shares of preferred stock are not designated.

F-16

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 6 – CAPITAL STOCK (Continued)

Preferred Stock (continued)

Series A Preferred Stock

Pursuant to an Exchange Agreement concluded on June 30, 2015 between the Company and the Holder of 6,087 units of Series A Preferred, these units of Series A Preferred were cancelled, retired, and a new Series C preferred stock was created of which 1,100 units were issued, each unit having a stated value equal to $1,000. Series C Preferred Stock is convertible by the Holder or the Company subject to the Conversion Conditions being met and, if not converted, are redeemable at a fixed price of $1,100,000 on or before December 31, 2016 (See below).

On December 15, 2015 the Company purchased the 200 shares of Series A Preferred Stock that were outstanding at the end of the fiscal year ended October 31, 2015, for $37,070 and these have been surrendered and retired.

As of the date of this report, the Company has no shares of Series A Preferred Stock outstanding and this class has been eliminated and the appropriate Certificate of Elimination has been filed in Delaware.

Series B Preferred Stock

On June 30, 2015, the Company cancelled the Series B Preferred Stock as a class.

Series C Preferred Stock

On or around June 30, 2015 the Company created a new class of Series C Preferred Stock.

The Series C Preferred stock has a par value of $0.001 per share and a stated value equal to $1,000. The Series C Preferred stock does not have any voting rights and no dividends are payable on these shares but the holder is entitled to receive value prior to holders of common stock in case of liquidating the Company. Series C Preferred Stock is convertible by the Holder or the Company subject to the Conversion Conditions being met and, if not converted, are redeemable at a fixed price of $1,100,000 on or before December 31, 2016.

As of October 31, 2016 there are 1,100 shares of Series C Preferred Stock issued and outstanding. See Note 14 (Subsequent Events).

NOTE 7 - INCOME TAXES

The Company files federal income tax returns in the U.S. and state income tax returns in the applicable states on a consolidated basis. The Company’s subsidiaries also file in the appropriate foreign jurisdictions as applicable, most notably the United Kingdom.

The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. The Company has no significant unrecognized tax benefit during the years ended October 31, 2016 and 2015. The Company also estimates that the unrecognized tax benefit will not change significantly within the next twelve months.

F-17

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 7 - INCOME TAXES (Continued)

There are no material tax positions included in the accompanying consolidated financial statements at October 31, 2016 and 2015 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company uses an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current income tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

For income tax reporting purposes, the Company’s aggregate U.S. unused net operating losses approximate $12,051,000 as of October 31, 2016, which expire beginning in 2026 through 2029, subject to limitations of Section 382 of the Internal Revenue Code, as amended. The deferred tax asset related to the U.S. tax carry-forward is approximately $4,699,900 as October 31, 2016. The Company has provided a valuation reserve against the full amount of the net operating loss benefit. For the years ended October 31, 2016 and 2015, respectively the Company had an Alternative Minimum Tax of $65,129 and $30,952 due.

For income tax reporting purposes, the Company’s aggregate UK and Norway unused net operating losses approximate $1,018,819 with no expiration. The deferred tax asset related to the UK and Norway tax carry-forwards is approximately $142,635. The Company has provided a valuation reserve against a portion of the net operating loss benefit, because in the opinion of management which is based upon the earning history of the Company, it is more likely than not that the benefits allowed will not be fully realized. Those remaining and not allowed are recorded by the Company and are expected to be used in the near future.

Components of deferred tax assets as of October 31, 2016 and 2015 are as follows:

	2016	2015

Net operating loss carry-forward benefit	$4,842,535	$6,777,151
Valuation allowance	(4,746,161)	(6,813,114)

Net deferred tax (liability) asset	$96,374	$(35,963)

The company did receive tax refunds, net of any benefits, in the amount of $24,997 for financial purposes in one of its foreign subsidiaries as of the year ended October 31, 2015.

F-18

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 7 - INCOME TAXES (Continued)

The Company did not incur any income tax expense for financial purposes in its U.S. entities and other foreign entities not included above, as we have been able to use net operating loss carry-forwards and other timing differences during the current and prior year to offset any tax liabilities in the various tax jurisdictions. The use of these income tax benefits in the current and prior year have been adjusted for and offset by a valuation allowance as noted above. The Company believes the future use and benefit of these tax assets is still uncertain and may not be realized.

The Company’s income tax returns are subject to audit by taxing authorities for the years beginning November 1, 2011.

A reconciliation between the amounts of income tax benefit determined by applying applicable U.S. statutory tax rate to pre-tax income is as follows:

	2016	2015
Federal statutory rate of 35%	$1,725,692	$376,472

Alternative Minimum Tax	65,129	30,952

Foreign tax expense (benefit)	(141,374)	69,146

Use of NOL losses on consolidated tax returns	(1,725,692)	(376,472)

Total income tax expense (Benefit)	$(76,245)	$100,098

F-19

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 8 - LOANS AND NOTES PAYABLE

Loans and notes payable consisted of the following at October 31, 2016 and 2015:

	2016	2015
On February 21, 2008 the Company issued a convertible senior secured debenture with a face value of $12million (“Secured Debenture”). The Secured Debenture under its original terms matured on February 21, 2015. The Secured Debentures term has been extended under a Deed of Amendment dated October 30, 2015 and the revised maturity date is November 1, 2017. The Secured Debentures accrues interest of 8.5% annually payable within 60 days of the end of the Company’s financial quarters. The Company redeemed 20 Debentures (each having a face value of $100,000) on or around September 18, 2014. The revised face value of the Debentures currently is $8.6 million. During the term, the Secured Debenture is convertible into shares of our common stock, at the option of the Debenture holder, at a conversion price of $1.05. We may also force the conversion of these Notes into our common stock after two years in the event that we obtain a listing on a national exchange and our stock price closes on 40 consecutive trading days at or above $2.50 between the second and third anniversaries of this agreement; $2.90 between the third and fourth anniversaries of this agreement; and $3.50 after the fourth anniversary of this agreement or where the daily volume weighted average price of our stock as quoted on the Over The Counter Bulletin Board or any other US National Exchange on which our securities are then listed has, for at least 40 consecutive trading days closed at the agreed price. Balance includes principal, accrued interest and with respect to 2015, accrued terminal conversion balance. The terminal conversion premium in the amount of $3,558,136 was converted into common stock as of January 31, 2016. This secured debenture is secured by all assets and undertakings of the company and is held by a shareholder which controls approximately 22.5% of the issued and outstanding common stock of the Company.	$9,744,123	$14,940,258

The Company has a 10 year secured mortgage for $527,675, secured by a building in the UK that requires monthly principal payments of $4,018 along with interest at 2.75%, and matures in October 2023. The conversion rate varies according to exchange rates fluctuations. This mortgage is secured by our building, located in Portland UK.	281,801	412,792

Total	10,025,924	15,353,050
Less: current portion	(846,994)	(2,050,930)
Total Long-Term Loans and Notes Payable	$9,178,930	$13,302,120

F-20

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 8 - LOANS AND NOTES PAYABLE (Continued)

A reconciliation of the convertible senior secured debenture is as follows:

	2016	2015

Bond Principal	$8,600,000	$10,000,000

Accrued Interest	1,144,123	1,382,122

Accrued Terminal Conversion Premium **	-	3,558,136

Total Bond Payable	$9,744,123	$14,940,258

**The terminal conversion premium in the amount of $3,558,136 was converted into common stock as of January 31, 2016.

Principal maturities as of October 31, 2016 are as follows:

Years Ending October 31,	Amount
2017	$846,994
2018	8,991,117
2019	46,994
2020	46,994
2021	46,994
Thereafter	46,831

Totals	$10,025,924

NOTE 9 - ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) consists of foreign currency translation adjustments. Total other comprehensive income (loss) was $(2,710,953) and $474,685 for the years ended October 31, 2016 and 2015, respectively.

A reconciliation of the other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets is as follows:

	2016	2015

Balance, beginning of year	$373,516	$(101,169)
Total other comprehensive income (loss) for the year - foreign currency translation adjustment	(2,710,953)	474,685
Balance, end of period	$(2,337,437)	$373,516

F-21

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 10 –- CONCENTRATIONS

Significant Customers

During the year ended October 31, 2016 , the Company had two customers from whom it generated sales greater than 10% of net revenues. Revenues from these customers were $8,016,453, or 38% of net revenues during the period. Total accounts receivable from these customers at October 31, 2016 were $331,126 or 10% of accounts receivable.

During the year ended October 31, 2015, the Company had two customers from whom it generated sales greater than 10% of net revenues. Revenues from these customers were $6,723,176, or 35% of net revenues during the year. Total accounts receivable from these customers at October 31, 2015 was $617,066 or 30% of accounts receivable.

NOTE 11 - EMPLOYEE BENEFIT PLANS

The Company’s U.S. subsidiaries maintain a matching 401(k) retirement plan. The plan allows the Company to make matching contributions of 10 cents per dollar of employee contributions. U.S. employees who have at least nine months of service with the Company are eligible. In addition, the Company’s UK subsidiaries operate pension schemes which provide for the payment of the full contribution by the Company. These schemes in the UK operate on a defined contribution money purchase basis and the contributions are charged to operations as they arise. Finally, the Company is obligated to provide pension funding according to Norwegian legislation for its subsidiary located in Norway. The Company has an arrangement that fulfills this requirement. Employee benefit costs for the years ended October 31, 2016 and 2015 were $82,523 and $75,695, respectively.

NOTE 12 - OPERATING LEASES

The Company occupies various office and warehouse facilities pursuant to both term and month-to-month leases. The leases expire at various times through February 28, 2017. The following schedule summarized the future minimum lease payments on the term operating leases:

Rent expense for the for the years ended October 31, 2016 and 2015, was $279,072 and $365,184, respectively

Years Ending October 31,	Amount

2017	$100,921
2018	43,060

Totals	$143,981

Rent expense for the for the years ended October 31, 2016 and 2015, was $365,184 respectively

F-22

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 13 - SEGMENT ANALYSIS

We are operating in two reportable segments, which are managed separately based upon fundamental differences in their operations. Coda Octopus Martech and Coda Octopus Colmek operate as contractors, and the balance of our operations are comprised of product sales.

Segment operating income is total segment revenue reduced by operating expenses identifiable with the business segment. Corporate includes general corporate administrative costs.

The Company evaluates performance and allocates resources based upon operating income. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies.

There are inter-segment sales which have been eliminated in our financial statements but are disclosed in the tables below for information purposes.

The following table summarizes segment asset and operating balances by reportable segment for the years ended October 31, 2016 and 2015 respectively.

The Company’s reportable business segments operate in three geographic locations. Those geographic locations are:

* United States

* Europe

* Australia

The Company evaluates performance and allocates resources based upon operating income. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies. There are inter-segment sales which have been removed upon consolidation and for the purposes of the information shown below.

Information concerning principal geographic areas is presented below according to the area where the activity has taken place for the years ended October 31, 2016 and 2015 respectively:

F-23

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 13 - SEGMENT ANALYSIS (Continued)

	Marine Technology Business (Products)	Marine Engineering Business (Services)	Overhead	Total

Year Ended October 31, 2016

Revenues from External Customers	$10,584,141	$10,534,178	$-	$21,118,319

Cost of Revenues	3,081,892	5,383,430	-	8,465,322

Gross Profit	7,502,249	5,150,748	-	12,652,997

Research & Development	1,013,125	-	-	1,013,125
Selling, General & Administrative	2,848,809	2,785,195	467,223	6,101,227

Operating Income (Loss)	3,640,315	2,365,553	(467,223)	5,538,645

Other Income (Expense)

Other Income	166,449	5,641	-	172,090
Interest (Expense) Income	(813,402)	(277,875)	234,845	(856,432)

Total other income (expense)	(646,953)	(272,234)	234,845	(684,342)

Income (Loss) before income taxes	2,993,362	2,093,319	(232,378)	4,854,303

Income tax refund (expense)	139,619	(39,783)	(23,591)	76,245

Net Income (Loss)	$3,132,981	$2,053,536	$(255,969)	$4,930,548

Supplemental Disclosures

Total Assets	$11,649,606	$10,883,182	$302,732	$22,835,520

Total Liabilities	1,381,048	1,019,074	10,280,885	12,681,007

Revenues from Intercompany Sales - eliminated from sales above	1,871,801	330,098	1,164,250	3,366,149

Depreciation and Amortization	503,327	293,219	12,831	809,377

Purchases of Long-lived Assets	736,982	(2,857)	12,470	746,595

F-24

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 13 - SEGMENT ANALYSIS (Continued)

	Marine Technology Business (Products)	Marine Engineering Business (Services)	Overhead	Total

Year Ended October 31, 2015

Revenues from External Customers	$9,772,151	$9,462,245	$-	$19,234,396

Cost of Revenues	3,647,422	5,246,447	-	8,893,869

Gross Profit	6,124,729	4,215,798	-	10,340,527

Research & Development	998,270	-	-	998,270
Selling, General & Administrative	3,856,809	2,877,601	748,328	7,482,738

Operating Income (Loss)	1,269,650	1,338,197	(748,328)	1,859,519

Other Income (Expense)

Other Income	358,609	117	82	358,808
Interest Expense	(503,909)	(285,319)	(255,678)	(1,044,906)
Unrealized gain on sale of investment in marketable securities	-	-	(3,031)	(3,031)

Total other income (expense)	(145,300)	(285,202)	(258,627)	(689,129)

Income (Loss) before income taxes	1,124,350	1,052,995	(1,006,955)	1,170,390

Income tax expense	(76,051)	(24,047)	-	(100,098)

Net Income (Loss)	$1,048,299	$1,028,948	$(1,006,955)	$1,070,292
Supplemental Disclosures

Total Assets	$11,674,637	$10,072,824	$132,770	$21,880,231

Total Liabilities	1,477,885	718,940	15,426,354	17,623,179

Revenues from Intercompany Sales - eliminated from sales above	2,665,615	629,629	1,150,997	4,446,241

Depreciation and Amortization	182,625	254,076	12,995	449,696

Purchases of Long-lived Assets	216,560	2,003,172	-	2,219,732

F-25

CODA OCTOPUS GROUP, INC.

Notes to the Consolidated Financial Statements

October 31, 2016 and 2015

NOTE 13 - SEGMENT ANALYSIS (Continued)

	USA	Europe	Australia	Total

External Revenues by Geographic Locations

Year Ended October 31, 2016	$11,116,336	$8,398,768	$1,603,215	$21,118,319

Year Ended October 31, 2015	$9,969,839	$8,308,080	$956,477	$19,234,396

NOTE 14 - SUBSEQUENT EVENTS

1.	On or around December 31, 2016 the Company redeemed the 1,100 units of Series C Preferred Stock in full (See Note 6). These shares have now been surrendered and cancelled.

2.	On or around December 13, 2016 the Company paid off the secured mortgage described in Note 8 to these Financials. The mortgage has now been fully discharged.

3.	On or around December 12, 2016 the Group CEO loaned one of the Subsidiaries $1,000,000 for working capital. The loan has a term of one year and carries an interest rate of 4.5%.
4.	On or around November 8, 2016, the Company issued 8,036 shares to a consultant in exchange for services.

5.	The Company effected a one for fourteen reverse stock split of the Company’s common stock. The reverse stock split became effective on January 11, 2017. The total number of common shares that Coda is authorized to issue remains at 150,000,000.

All share and per share balances have been retroactively restated to reflect this reverse stock split.

F-26